                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2000


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



                 [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F  /X/            Form 40-F  / /



                 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes  / /             No  /X/


                 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______]



                           -------------------------


This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation
                     (Registration Statement No. 333-11306)

                               DAIMLERCHRYSLER AG




      FORM 6-K: TABLE OF CONTENTS


      1. Unaudited Interim Condensed Consolidated Financial Statements of DaimlerChrysler AG as of September 30, 2000 and for the three and nine month periods ended September 30, 2000 and 1999

      2. Interim Report to Stockholders for the nine month period ended September 30, 2000

                           FORWARD-LOOKING INFORMATION

The Interim Report to Stockholders of DaimlerChrysler AG for the nine month period ended September 30, 2000 included in this report contains forward-looking statements based on beliefs of DaimlerChrysler management. When used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" are intended to identify forward-looking statements. Such statements reflect the current views of DaimlerChrysler with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, increased competitive pressure on the general level of sales incentives, lack of acceptance of new products or services, inability to meet efficiency and cost reduction objectives, and changes in business strategy. Actual results may vary materially from those projected here. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

                               DAIMLERCHRYSLER AG


              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                             Three Months Ended September 30,
                                          -------------------------------------
                                                       CONSOLIDATED
                                          -------------------------------------
                                             2000
                                           (Note 1)        2000           1999
                                           --------      --------      --------
   Revenues ..........................     $ 32,839  [EURO]37,161  [EURO]36,232
   Cost of sales .....................      (27,151)      (30,724)      (28,765)
                                           --------      --------      --------
GROSS MARGIN .........................        5,688         6,437         7,467
   Selling, administrative and other
    expenses .........................       (4,327)       (4,897)       (3,960)
   Research and development ..........       (1,331)       (1,506)       (1,426)
   Other income ......................          178           202           207
                                           --------      --------      --------
INCOME BEFORE FINANCIAL INCOME .......          208           236         2,288
   Financial income, net .............          (32)          (36)           46
                                           --------      --------      --------
INCOME BEFORE INCOME TAXES ...........          176           200         2,334
   Income taxes ......................          (48)          (54)         (905)
   Minority interests ................          (22)          (25)           (4)
                                           --------      --------      --------
INCOME BEFORE EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE ...............          106           121         1,425
  Extraordinary item: Gains on
   disposals of businesses, net of
   taxes .............................        2,644         2,992           535
  Cumulative effect of a change in
   accounting principle: transition
   adjustment resulting from adoption
   of EITF 99-20, net of taxes .......          (87)          (99)           --
                                           --------      --------      --------
NET INCOME ...........................        2,663         3,014         1,960
                                           ========      ========      ========

EARNINGS PER SHARE
   Basic earnings per share
    Income before extraordinary item
     and cumulative effect of a change
     in accounting principle .........         0.11          0.12          1.42
    Extraordinary item ...............         2.64          2.99          0.53
    Cumulative effect of a change in
     accounting principle ............        (0.09)        (0.10)           --
                                           --------      --------      --------
    Net income .......................         2.66          3.01          1.95
                                           ========      ========      ========
   Diluted earnings per share
    Income before extraordinary item
     and cumulative effect of a change
     in accounting principle .........         0.11          0.12          1.41
    Extraordinary item ...............         2.61          2.95          0.53
    Cumulative effect of a change in
     accounting principle ............        (0.09)        (0.10)           --
                                           --------      --------      --------
    Net income .......................         2.63          2.97          1.94
                                           ========      ========      ========



     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                        Three Months Ended September 30,
                                              -----------------------------------------------------
                                                INDUSTRIAL BUSINESS            FINANCIAL SERVICES
                                              -----------------------        ----------------------

                                               2000            1999           2000           1999
                                              -------         -------        -------        -------

   Revenues .........................    [EURO]33,164    [EURO]33,644    [EURO]3,997    [EURO]2,588
   Cost of sales ....................         (26,603)        (26,620)        (4,121)        (2,145)
                                              -------         -------        -------        -------
GROSS MARGIN ........................           6,561           7,024           (124)           443
   Selling, administrative and other
    expenses ........................          (4,546)         (3,725)          (351)          (235)
   Research and development .........          (1,506)         (1,426)            --             --
   Other income .....................             161             175             41             32
                                              -------         -------        -------        -------
INCOME (LOSS) BEFORE FINANCIAL INCOME             670           2,048           (434)           240
   Financial income, net ............             (39)             44              3              2
                                              -------         -------        -------        -------
INCOME (LOSS) BEFORE INCOME TAXES ...             631           2,092           (431)           242
   Income taxes .....................            (249)           (844)           195            (61)
   Minority interests ...............             (24)             (4)            (1)            --
                                              -------         -------        -------        -------
INCOME (LOSS) BEFORE EXTRAORDINARY
  ITEM AND CUMULATIVE EFFECT OF A
  CHANGE IN ACCOUNTING PRINCIPLE ....             358           1,244           (237)           181
  Extraordinary item: Gains on
   disposals of businesses, net of
   taxes ............................           2,992             535             --             --
  Cumulative effect of a change in
   accounting principle: transition
   adjustment resulting from adoption
   of EITF 99-20, net of taxes ......              --              --            (99)            --
                                              -------         -------        -------        -------
NET INCOME (LOSS) ...................           3,350           1,779           (336)           181
                                              =======         =======        =======        =======




















     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG


            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                             Nine Months Ended September 30,
                                          ---------------------------------------
                                                       CONSOLIDATED
                                          ---------------------------------------
                                             2000
                                           (Note 1)        2000           1999
                                          -----------   -----------    -----------
   Revenues ..........................     $ 107,689  [EURO]121,862  [EURO]108,548
   Cost of sales .....................       (86,695)       (98,105)       (85,035)
                                           ---------      ---------      ---------
GROSS MARGIN .........................        20,994         23,757         23,513
   Selling, administrative and other
    expenses .........................       (12,892)       (14,589)       (12,891)
   Research and development ..........        (3,999)        (4,525)        (4,177)
   Other income ......................           758            858            684
                                           ---------      ---------      ---------
INCOME BEFORE FINANCIAL INCOME .......         4,861          5,501          7,129
   Financial income, net .............           265            300            135
                                           ---------      ---------      ---------
INCOME BEFORE INCOME TAXES ...........         5,126          5,801          7,264
       Effects of changes in German
         tax law .....................            --             --           (597)
       Income taxes ..................        (1,958)        (2,216)        (2,697)
                                           ---------      ---------      ---------
   Total income taxes ................        (1,958)        (2,216)        (3,294)
   Minority interests ................           (20)           (23)           (19)
                                           ---------      ---------      ---------
INCOME BEFORE EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECTS OF CHANGES IN
  ACCOUNTING PRINCIPLES ..............         3,148          3,562          3,951
  Extraordinary item: Gains on
   disposals of businesses, net of
   taxes .............................         2,644          2,992            659
  Cumulative effects of changes in
   accounting principles: transition
   adjustments resulting from adoption
   of SFAS 133 and EITF 99-20, net of
   taxes .............................           (77)           (87)            --
                                           ---------      ---------      ---------
NET INCOME ...........................         5,715          6,467          4,610
                                           =========      =========      =========
EARNINGS PER SHARE
   Basic earnings per share
    Income before extraordinary item
     and cumulative effects of changes
     in accounting principles ........          3.14           3.55           3.94
    Extraordinary item ...............          2.64           2.99           0.66
    Cumulative effects of changes in
     accounting principles ...........         (0.08)         (0.09)            --
                                           ---------      ---------      ---------
    Net income .......................          5.70           6.45           4.60
                                           =========      =========      =========
   Diluted earnings per share
    Income before extraordinary item
     and cumulative effects of changes
     in accounting principles ........          3.12           3.53           3.91
    Extraordinary item ...............          2.61           2.95           0.65
    Cumulative effects of changes in
     accounting principles ...........         (0.08)         (0.09)            --
                                           ---------      ---------      ---------
    Net income .......................          5.65           6.39           4.56
                                           =========      =========      =========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                         Nine Months Ended September 30,
                                              ------------------------------------------------------
                                                 INDUSTRIAL BUSINESS            FINANCIAL SERVICES
                                              -------------------------       ----------------------

                                                2000             1999          2000          1999
                                              ---------       ---------       --------     ---------
   Revenues ..........................    [EURO]110,898   [EURO]101,401   [EURO]10,964   [EURO]7,147
   Cost of sales .....................          (87,882)        (79,137)       (10,223)       (5,898)
                                              ---------       ---------       --------     ---------
GROSS MARGIN .........................           23,016          22,264            741         1,249
   Selling, administrative and other
     expenses ........................          (13,653)        (12,179)          (936)         (712)
   Research and development ..........           (4,525)         (4,177)            --            --
   Other income ......................              772             582             86           102
                                              ---------       ---------       --------     ---------
INCOME (LOSS) BEFORE FINANCIAL INCOME             5,610           6,490           (109)          639
   Financial income, net .............              293             130              7             5
                                              ---------       ---------       --------     ---------
INCOME (LOSS) BEFORE INCOME TAXES ....            5,903           6,620           (102)          644
       Effects of changes in German
         tax law .....................               --            (634)            --            37
       Income taxes ..................           (2,327)         (2,515)           111          (182)
                                              ---------       ---------       --------     ---------
   Total income taxes ................           (2,327)         (3,149)           111          (145)
   Minority interests ................              (22)            (17)            (1)           (2)
                                              ---------       ---------       --------     ---------
INCOME BEFORE EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECTS OF CHANGES IN
  ACCOUNTING PRINCIPLES ..............            3,554            3,454             8           497
  Extraordinary item: Gains on
   disposals of businesses, net of
   taxes .............................            2,992              659            --            --
  Cumulative effects of changes in
   accounting principles: transition
   adjustments resulting from adoption
   of SFAS 133 and EITF 99-20, net of
   taxes .............................               10              --            (97)           --
                                              ---------       ---------       --------     ---------
NET INCOME (LOSS) ....................            6,556           4,113            (89)          497
                                              =========       =========       ========     =========


















     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)


                                                      CONSOLIDATED
                                          ---------------------------------------
                                              At September 30,
                                          ----------------------        At
                                            2000                   December 31,
                                          (Note 1)       2000           1999
                                          ----------  -----------  --------------
                                               (unaudited)
ASSETS
    Intangible assets ...............     $  3,104  [EURO]3,513  [EURO]2,823
    Property, plant and equipment,
      net ...........................       36,613       41,432       36,434
    Investments and long-term
      financial assets ..............        7,530        8,521        3,942
    Equipment on operating leases,
      net ...........................       31,410       35,543       27,249
                                          --------     --------     --------
  FIXED ASSETS ......................       78,657       89,009       70,448
                                          --------     --------     --------
    Inventories .....................       15,357       17,378       14,985
    Trade receivables ...............        7,863        8,898        8,840
    Receivables from financial
      services ......................       48,526       54,912       38,735
    Other receivables ...............       12,753       14,432       12,571
    Securities ......................        8,990       10,173        8,969
    Cash and cash equivalents .......        4,059        4,593        9,099
                                          --------     --------     --------
  NON-FIXED ASSETS ..................       97,548      110,386       93,199
                                          --------     --------     --------
  DEFERRED TAXES ....................        2,700        3,055        3,806
                                          --------     --------     --------
  PREPAID EXPENSES ..................        7,075        8,006        7,214
                                          --------     --------     --------
  TOTAL ASSETS ......................      185,980      210,456      174,667
                                          ========     ========     ========


LIABILITIES AND STOCKHOLDERS' EQUITY
    Capital stock ...................     $  2,306  [EURO]2,609  [EURO]2,565
    Additional paid-in capital ......        6,438        7,285        7,329
    Retained earnings ...............       24,773       28,034       23,925
    Accumulated other comprehensive
      income ........................        4,070        4,606        2,241
    Treasury stock ..................           --           --           --
                                          --------     --------     --------
  STOCKHOLDERS' EQUITY ..............       37,587       42,534       36,060
                                          --------     --------     --------
  MINORITY INTERESTS ................          471          533          650
                                          --------     --------     --------
  ACCRUED LIABILITIES ...............       32,092       36,315       37,695
                                          --------     --------     --------
    Financial liabilities ...........       78,139       88,422       64,488
    Trade liabilities ...............       15,657       17,718       15,786
    Other liabilities ...............       11,625       13,155       10,286
                                          --------     --------     --------
  LIABILITIES .......................      105,421      119,295       90,560
                                          --------     --------     --------
  DEFERRED TAXES ....................        5,261        5,953        5,192
                                          --------     --------     --------
  DEFERRED INCOME ...................        5,148        5,826        4,510
                                          --------     --------     --------
  TOTAL LIABILITIES .................      148,393      167,922      138,607
                                          --------     --------     --------
  TOTAL LIABILITIES AND STOCKHOLDERS'
    EQUITY ..........................      185,980      210,456      174,667
                                          ========     ========     ========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                                  (IN MILLIONS)




                                                    INDUSTRIAL BUSINESS                  FINANCIAL SERVICES
                                                 ----------------------------  ----------------------------------
                                                       At            At             At                 At
                                                 September 30,   December 31,  September 30,      December 31,
                                                      2000          1999           2000               1999
                                                 -------------  -------------  -------------   ------------------
                                                          (unaudited)                   (unaudited)
ASSETS
    Intangible assets ........................    [EURO]3,300    [EURO]2,632      [EURO]213      [EURO]191
    Property, plant and equipment, net .......         41,334         36,338             98             96
    Investments and long-term financial assets          7,413          3,079          1,108            863
    Equipment on operating leases, net .......          5,324          3,433         30,219         23,816
                                                      -------        -------        -------        -------
  FIXED ASSETS ...............................         57,371         45,482         31,638         24,966
                                                      -------        -------        -------        -------
    Inventories ..............................         16,543         14,036            835            949
    Trade receivables ........................          8,391          8,522            507            318
    Receivables from financial services ......             43             38         54,869         38,697
    Other receivables ........................          6,515          5,408          7,917          7,163
    Securities ...............................          8,736          8,250          1,437            719
    Cash and cash equivalents ................          3,667          8,197            926            902
                                                      -------        -------        -------        -------
  NON-FIXED ASSETS ...........................         43,895         44,451         66,491         48,748
                                                      -------        -------        -------        -------
  DEFERRED TAXES .............................          2,941          3,710            114             96
                                                      -------        -------        -------        -------
  PREPAID EXPENSES ...........................          7,872          7,076            134            138
                                                      -------        -------        -------        -------
  TOTAL ASSETS ...............................        112,079        100,719         98,377         73,948
                                                      =======        =======        =======        =======


LIABILITIES AND STOCKHOLDERS' EQUITY
  STOCKHOLDERS' EQUITY .......................   [EURO]35,864   [EURO]30,318    [EURO]6,670    [EURO]5,742
                                                      -------        -------        -------        -------
  MINORITY INTERESTS .........................            518            637             15             13
                                                      -------        -------        -------        -------
  ACCRUED LIABILITIES ........................         35,552         37,155            763            540
                                                      -------        -------        -------        -------
    Financial liabilities ....................          6,428          4,400         81,994         60,088
    Trade liabilities ........................         17,412         15,484            306            302
    Other liabilities ........................         10,056          7,655          3,099          2,631
                                                      -------        -------        -------        -------
  LIABILITIES ................................         33,896         27,539         85,399         63,021
                                                      -------        -------        -------        -------
  DEFERRED TAXES .............................            747          1,227          5,206          3,965
                                                      -------        -------        -------        -------
  DEFERRED INCOME ............................          5,502          3,843            324            667
                                                      -------        -------        -------        -------
  TOTAL LIABILITIES ..........................         76,215         70,401         91,707         68,206
                                                      -------        -------        -------        -------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .        112,079        100,719         98,377         73,948
                                                      =======        =======        =======        =======



     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG


            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (IN MILLIONS)


                                                                                   Nine Months Ended September 30,
                                                                            ---------------------------------------------
                                                                                            CONSOLIDATED
                                                                            ---------------------------------------------
                                                                               2000
                                                                             (Note 1)           2000             1999
                                                                            ---------        -----------      -----------
Net income .........................................................        $  5,715      [EURO]6,467      [EURO]4,610
Income applicable to minority interests ............................              20               23               19
Adjustments to reconcile net income to net cash provided by
   operating activities:
     Gains on disposals of businesses (see also Note 5) ............          (2,633)          (2,980)          (1,170)
     Depreciation and amortization of  equipment on operating leases           4,151            4,697            2,382
     Depreciation and amortization of fixed assets .................           4,666            5,280            4,194
     Change in deferred taxes ......................................           1,426            1,613            2,407
     Change in financial instruments ...............................            (482)            (545)             169
     (Gains) losses on disposals of fixed assets/securities ........            (353)            (400)            (210)
     Change in trading securities ..................................              44               50              402
     Change in accrued liabilities .................................            (391)            (443)           2,526
     Changes in other operating assets and liabilities:
       - inventories, net ..........................................          (1,638)          (1,854)          (2,479)
       - trade receivables .........................................            (779)            (881)          (1,164)
       - trade liabilities .........................................           1,167            1,321              805
       - other assets and liabilities ..............................           1,613            1,827              808
                                                                            --------         --------         --------
CASH PROVIDED BY OPERATING ACTIVITIES ..............................          12,526           14,175           13,299
                                                                            --------         --------         --------

Purchases of fixed assets:
 - Increase in equipment on operating leases .......................         (13,125)         (14,852)         (13,963)
 - Purchases of property, plant and equipment ......................          (6,744)          (7,632)          (6,005)
 - Purchases of other fixed assets .................................            (303)            (343)            (396)
Proceeds from disposals of equipment on operating leases ...........           5,789            6,551            4,779
Proceeds from disposals of fixed assets ............................             284              321              335
Payments for acquisitions of businesses ............................          (1,604)          (1,815)            (876)
Proceeds from disposals of businesses ..............................              87               98            1,294
Change in cash from exchange of business ...........................          (2,018)          (2,283)              --
(Increase) decrease in receivables from financial services, net ....         (10,557)         (11,946)          (4,715)
Acquisitions of securities (other than trading), net ...............          (1,674)          (1,894)            (913)
Change in other cash ...............................................             706              798             (503)
                                                                            --------         --------         --------
CASH USED FOR INVESTING ACTIVITIES .................................         (29,159)         (32,997)         (20,963)
                                                                            --------         --------         --------

Change in financial liabilities (including amounts for commercial paper borrowings of [EURO]2,394  ($2,116) and [EURO]3,319 in
     2000 and 1999, respectively) ..................................          14,506           16,415           10,305
Dividends paid (including profit transferred from subsidiaries) ....          (2,096)          (2,372)          (2,378)
Proceeds from issuance of capital stock (including
     minority interests) ...........................................              76               86               75
Purchase of treasury stock .........................................             (67)             (76)             (29)
                                                                            --------         --------         --------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES ...................          12,419           14,053            7,973
                                                                            --------         --------         --------

Effect of foreign exchange rate changes on cash and cash
     equivalents (maturing within 3 months) ........................             524              593              425
                                                                            --------         --------         --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
     (MATURING WITHIN 3 MONTHS) ....................................          (3,690)          (4,176)             734
                                                                            --------         --------         --------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
     AT BEGINNING OF PERIOD ........................................           7,742            8,761            6,281
                                                                            --------         --------         --------
     AT END OF PERIOD ..............................................           4,052            4,585            7,015
                                                                            ========         ========         ========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                                  (IN MILLIONS)


                                                                                    Nine Months Ended September 30,
                                                                       -------------------------------------------------------
                                                                         INDUSTRIAL BUSINESS              FINANCIAL SERVICES
                                                                       -----------------------         -----------------------
                                                                         2000           1999             2000           1999
                                                                       --------        -------         -------         -------

Net income (loss)..............................................    [EURO]6,556     [EURO]4,113       [EURO](89)      [EURO]497
Income applicable to minority interests .......................             22              17               1               2
Adjustments to reconcile net income to net cash provided by
   operating activities:
     Gains on disposals of businesses (see also Note 5) .......         (2,980)         (1,170)             --              --
     Depreciation and amortization of equipment on operating
       leases .................................................            328             216           4,369           2,166
     Depreciation and amortization of fixed assets ............          5,229           4,149              51              45
     Change in deferred taxes .................................            954           1,945             659             462
     Change in financial instruments ..........................           (541)            170              (4)             (1)
     (Gains) losses on disposals of fixed assets/securities ...           (399)           (257)             (1)             47
     Change in trading securities .............................             50             427              --             (25)
     Change in accrued liabilities ............................           (399)          2,466             (44)             60
     Changes in other operating assets and liabilities:
       - inventories, net .....................................         (1,751)         (2,424)           (103)            (55)
       - trade receivables ....................................           (897)         (2,056)             16             892
       - trade liabilities ....................................          1,331             774             (10)             31
       - other assets and liabilities .........................          1,779             450              48             358
                                                                       -------         -------         -------         -------
CASH PROVIDED BY OPERATING ACTIVITIES .........................          9,282           8,820           4,893           4,479
                                                                       -------         -------         -------         -------

Purchases of fixed assets:
 - Increase in equipment on operating leases ..................         (3,790)         (2,957)        (11,062)        (11,006)
 - Purchases of property, plant and equipment .................         (7,604)         (5,960)            (28)            (45)
 - Purchases of other fixed assets ............................           (310)           (326)            (33)            (70)
Proceeds from disposals of equipment on operating leases ......          3,219           2,800           3,332           1,979
Proceeds from disposals of fixed assets .......................            300             304              21              31
Payments for acquisitions of businesses .......................         (1,716)           (761)            (99)           (115)
Proceeds from disposals of businesses .........................             85           1,294              13              --
Change in cash from exchange of business ......................         (2,283)             --              --              --
(Increase) decrease in receivables from financial services, net           (204)             70         (11,742)         (4,785)
Acquisitions of securities (other than trading), net ..........         (1,304)           (851)           (590)            (62)
Change in other cash ..........................................            557            (524)            241              21
                                                                       -------         -------         -------         -------
CASH USED FOR INVESTING ACTIVITIES ............................        (13,050)         (6,911)        (19,947)        (14,052)
                                                                       -------         -------         -------         -------

Change in financial liabilities ...............................          1,588             809          14,827           9,496
Dividends paid (including profit transferred from subsidiaries)         (2,371)         (2,378)             (1)             --
Proceeds from issuance of capital stock (including
     minority interests) ......................................            (96)             32             182              43
Purchase of treasury stock ....................................            (76)            (29)             --              --
                                                                       -------         -------         -------         -------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES ..............           (955)         (1,566)         15,008           9,539
                                                                       -------         -------         -------         -------

Effect of foreign exchange rate changes on cash and cash
     equivalents (maturing within 3 months) ...................            523             402              70              23
                                                                       -------         -------         -------         -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
     (MATURING WITHIN 3 MONTHS) ...............................         (4,200)            745              24             (11)
                                                                       -------         -------         -------         -------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
     AT BEGINNING OF PERIOD ...................................          7,859           5,660             902             621
                                                                       -------         -------         -------         -------
     AT END OF PERIOD .........................................          3,659           6,405             926             610
                                                                       =======         =======         =======         =======

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


1. PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The condensed consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). All amounts herein are shown in millions of euros ("[EURO]") and as of and for the three and nine months ended September 30, 2000, are also presented in U.S. dollars ("$"), the latter being presented solely for the convenience of the reader at the rate of [EURO]1= $0.8837, the Noon Buying Rate of the Federal Reserve Bank of New York on September 29, 2000.

   The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 1999 consolidated financial statements and notes included in the Group's 1999 Annual Report on Form 20-F. Certain prior year balances have been reclassified to conform with the Group's current year presentation.

   To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

   In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 140, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCING ASSETS AND EXTINGUISHMENTS OF LIABILITIES - A REPLACEMENT OF FASB STATEMENT NO. 125. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. This statement is effective for transactions occuring after March 31, 2001. The new disclosure requirements are effective for fiscal years ending after December 15, 2000. Adoption of this replacement standard is not anticipated to have a material effect on DaimlerChrysler's consolidated financial statements.


2. ACQUISITIONS AND DISPOSITIONS

   Information on the exchange of shares of DaimlerChrysler Aerospace for shares of European Aeronautic Defense and Space Company ("EADS") and the initial public offering of EADS and on the sale of a substantial portion of DaimlerChrysler's interests in debitel AG is included in Note 5.

   In September 2000, DaimlerChrysler acquired 100% of the outstanding shares of the Canadian company Western Star Trucks Holdings Ltd. for approximately [EURO]500. The acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, pending final determination of the acquired balances. This allocation resulted in preliminary goodwill of approximately [EURO]300, which will be amortized on a straight-line basis over 20 years.

   In June 2000, DaimlerChrysler and Hyundai Motor Company signed a Letter of Intent and a Stock Purchase Agreement to form an alliance, primarily consisting of a joint venture for the development, production and marketing

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


of commercial vehicles as well as for the development and production of passenger cars. In September 2000, DaimlerChrysler purchased an approximate 10% equity interest in Hyundai Motor Company for approximately [EURO]450.

   In the first quarter of 1999, DaimlerChrysler acquired the remaining outstanding shares of Adtranz, a rail systems joint venture, from Asea Brown Boveri for $472 ([EURO]441). The acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values. This allocation resulted in goodwill of [EURO]100, which is being amortized on a straight-line basis over 17 years. Information related to the sale of the Group's interests in Adtranz is included in Note 15.


3. IMPAIRMENT CHARGE

   During the three months ended September 30, 2000, DaimlerChrysler recorded an impairment charge in cost of sales of approximately [EURO]500 for certain leased vehicles in the Services segment. Declining resale prices of used vehicles in the North American and the U.K. markets required the Group to re-evaluate the recoverability of the carrying values of its leased vehicles. This re-evaluation was performed using product specific cash flow information.
As a result, the carrying values of these leased vehicles were determined to be impaired as the identifiable undiscounted future cash flows from such vehicles were less than their respective carrying values. In accordance with SFAS No. 121, the resulting pre-tax impairment charges represent the amount by which the carrying values of such vehicles exceeded their respective fair market values.


4. INCOME TAXES

   Effective January 1, 1999, the tax laws in Germany were changed, including a reduction in the retained corporate income tax rate from 45% to 40%. The effects of the changes in the German tax law on the December 31, 1998 deferred tax assets and liabilities were recognized in the amount of [EURO]597 (basic:
[EURO]0.60 per share; diluted: [EURO]0.59 per share) as a charge in the consolidated statement of income for the first quarter of 1999.


5. EXTRAORDINARY ITEM

   In October 1999, DaimlerChrysler, the French Lagardere Group and the French government agreed to merge their respective aerospace and defense activities into a new company. In December 1999, Sociedad Estatal de Participaciones Industriales ("SEPI") agreed to join the Franco-German alliance. The new corporation, called European Aeronautic Defense and Space Company, was established through a merger of Aerospatiale Matra S.A., DaimlerChrysler Aerospace AG and Construcciones Aeronauticas S.A. ("CASA"). The exchange of shares of DaimlerChrysler Aerospace for shares of EADS and the initial public offering of EADS were completed in July 2000. DaimlerChrysler has accounted for the shares of EADS received in the exchange at their fair value on that date and recorded an extraordinary gain of [EURO]2,992. DaimlerChrysler accounts for its 33% interest in EADS using the equity method of accounting.

   In March 1999, debis AG, a wholly-owned subsidiary of DaimlerChrysler included in the Services segment, sold a portion of its interests in debitel AG in an initial public offering of its ordinary shares for proceeds of [EURO]274. In September 1999, debis AG sold a substantial portion of its remaining interests in debitel AG to Swisscom for proceeds of [EURO]924. The sales resulted in an extraordinary after-tax gain of [EURO]659 (net of income tax expense of [EURO]483) and reduced debis' remaining equity interest in debitel to approximately 10%.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


6. CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES


   RECOGNITION OF INTEREST INCOME AND IMPAIRMENT ON PURCHASED AND RETAINED BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS (EITF 99-20)

   As of July 1, 2000, DaimlerChrysler adopted Emerging Issues Task Force Issue No. 99-20 ("EITF 99-20"), RECOGNITION OF INTEREST INCOME AND IMPAIRMENT ON PURCHASED AND RETAINED BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS. EITF 99-20 specifies how a transferor that retains an interest in a securitization transaction, or an enterprise that purchases a beneficial interest, should account for interest income and impairment. The cumulative effect of adopting EITF 99-20 was an after-tax charge of [EURO]99 (net of income tax benefits of [EURO]58).


   DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

ADOPTION OF SFAS 133

   DaimlerChrysler elected to adopt SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, on January 1, 2000. Upon adoption of this Statement, DaimlerChrysler recorded a net transition adjustment gain of [EURO]12 (net of income tax expense of [EURO]5) in net income and a net transition adjustment loss of [EURO]349 (net of income tax benefit of [EURO]367) in accumulated other comprehensive income. During the three- and nine-month periods ended September 30, 2000, DaimlerChrysler reclassified [EURO]82 and [EURO]241, respectively, of net losses (net of income tax benefit of [EURO]67 and [EURO]224, respectively) from accumulated other comprehensive income into net income relating to the transition adjustment included in accumulated other comprehensive income on January 1, 2000.

FOREIGN CURRENCY RISK MANAGEMENT

   As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates between the euro, the U.S. dollar and other major world currencies. DaimlerChrysler's businesses are exposed to transaction risk whenever revenues are denominated in a currency other than the currency in which the costs relating to those revenues are incurred. This risk exposure primarily affects the Mercedes-Benz Passenger Cars division and the Aerospace segment. In the Mercedes-Benz Passenger Cars division, revenues are denominated in the currencies of the countries in which cars are sold, but manufacturing costs are denominated primarily in euros. Similarly, Aerospace revenues resulting from the sale of aircraft and other aerospace related products are principally denominated in U.S. dollars due to the requirements of the marketplace, but the products are manufactured almost exclusively in Germany. An additional risk element associated with the operations of the Aerospace segment is that the sale contracts for its products, especially aircraft, are generally made well in advance of the production and delivery of the products.

   In order to mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments, principally forward exchange contracts. The Group does not enter into these types of derivative financial instruments for purposes other than hedging. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee, which consists of two separate sub-groups, one for the Group's vehicle business and one for Aerospace, is comprised of members of senior management from each of the respective businesses as well as from the Corporate Treasury Department of DaimlerChrysler. Decisions concerning foreign currency hedging taken by the Currency Committee are implemented by Corporate Treasury. DaimlerChrysler's Board of Management is regularly informed of the decisions of the Currency Committee as well as the actions of Corporate Treasury.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)

   With the initial public offering of EADS on July 10, 2000 (see also Note 5), DaimlerChrysler Aerospace and its subsidiaries have ceased to participate in DaimlerChrysler's centralized financial management. Treasury functions for these entities will be carried out by EADS.

INTEREST RATE AND EQUITY PRICE RISK MANAGEMENT

   DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities are related to the lease and sales financing business. In particular, the Group's lease and sales financing business principally enters into transactions with customers resulting in fixed-rate long-term receivables. In order to finance these receivables, the Group issues variable-rate long-term debt, medium-term notes and commercial paper. These interest rate sensitive financial liabilities expose DaimlerChrysler to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. DaimlerChrysler uses derivative financial instruments including swaps, swaptions, forward rate agreements, futures, caps and floors to manage the risks arising from changes in interest rates. The Group does not enter into these types of derivative financial instruments for purposes other than hedging.

   The Group assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems independent of Corporate Treasury to monitor interest rate risk attributable to both DaimlerChrysler's outstanding or forecasted debt obligations as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the expected impact of changes in interest rates on the Group's future cash flows.

   The Group also holds investments in various equity and debt securities to improve the return on its liquidity. These securities subject DaimlerChrysler to risks due to changes in quoted market prices. Management believes it is prudent to limit the variability of a portion of the potential changes in market prices. To a much lesser extent than the risks from changing interest rates, DaimlerChrysler uses derivative financial instruments including futures and options to manage the risks arising from changes in equity prices.

   The Group assesses equity and debt securities price risk by continually monitoring changes in key economic, industry and market information and maintains risk management control systems independent of Corporate Treasury to monitor risks attributable to both DaimlerChrysler's investments as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the potential loss and manage the risks of the Group's investments.

INFORMATION WITH RESPECT TO FAIR VALUE HEDGES

   Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in revenues, as the principal transactions being hedged involve sales of the Group's products. Net gains and losses in fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are recognized currently in financial income, net.

INFORMATION WITH RESPECT TO CASH FLOW HEDGES

   Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings, as a component of the value of the forecasted transaction, in the same period as the forecasted transaction affects earnings. Changes in the fair value of interest rate swaps designated as hedging

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


instruments of variability of cash flows associated with variable-rate long-term debt or financing receivables are also reported in accumulated other comprehensive income. These amounts are subsequently reclassified into interest expense or financial income, respectively, as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations or financing receivables affect earnings.

   As of September 30, 2000, DaimlerChrysler had purchased derivative financial instruments with a maximum maturity of 39 months to hedge its exposure to the variability in future cash flows associated with foreign currency forecasted transactions.

ADOPTION OF SFAS NO. 138

   On June 15, 2000, the Financial Accounting Standards Board issued SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES - AN AMENDMENT OF FASB STATEMENT NO. 133. The new Standard amends SFAS No. 133 principally by:
   1. Expanding the normal purchases and normal sales exception,
   2. Permitting an entity to hedge to a designated benchmark interest rate defined as either (a) the interest rate on direct Treasury obligations of the U.S. government (Treasury rate), or (b) the London Interbank Offered Rate (LIBOR) swap rate,
   3. Permitting entities to hedge recognized foreign-currency-denominated assets and liabilities for which a foreign currency transaction gain or loss is recognized in earnings, and
   4. Permitting certain internal derivatives to qualify for hedge accounting in the consolidated financial statements even though these internal derivatives are offset on a net or aggregate basis, rather than individually, by third party derivative contracts.
DaimlerChrysler adopted SFAS No. 138 on July 1, 2000. Adoption of this accounting standard did not have a material impact on the Group's consolidated financial statements.


7. INVENTORIES

   Inventories are comprised of the following:


                                                      At September 30, At December 31,
                                                           2000            1999
                                                      ---------------- ---------------

Raw materials and manufacturing supplies ...........  [EURO]2,801       [EURO]2,602
Work-in-process ....................................        6,009             6,285
Finished goods, parts and products held for
  resale ...........................................       10,964             9,887
Advance payments to suppliers ......................          280               518
                                                          -------           -------
                                                           20,054            19,292
Less: Advance payments received ....................       (2,676)           (4,307)
                                                          -------           -------
                                                           17,378            14,985
                                                          =======           =======

8. CASH AND CASH EQUIVALENTS

   As of September 30, 2000 and December 31, 1999 cash and cash equivalents include [EURO]8 and [EURO]338, respectively, of deposits with original maturities of more than three months.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


9. STOCKHOLDERS' EQUITY

   The changes in stockholders' equity for the nine months ended September 30, 2000 follow (in [EURO]):


                                                                                    Accumulated other
                                                                                  comprehensive income
                                                                    ------------------------------------------------
                                             Additional              Cumulative    Available-                Minimum
                                    Capital    paid-in   Retained   translation     for-sale    Derivative   pension   Treasury
                                     stock     capital   earnings    adjustment    securities  instruments  liability   Stock  Total
                                   -------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 2000 .....     2,565     7,329     23,925      1,922           347         --        (28)        --    36,060
Comprehensive income:
   Net income ..................        --        --      6,467         --            --         --         --         --     6,467
   Other comprehensive income ..        --        --         --      3,133            45       (819)         6         --     2,365
                                                                                                                            -------
   Total comprehensive income ..                                                                                              8,832
Increase in stated value of
   capital stock ...............        44       (44)        --         --            --         --         --         --        --
Purchase of capital stock ......        --        --         --         --            --         --         --        (76)      (76)
Re-issuance of treasury stock ..        --        --         --         --            --         --         --         76        76
Dividends ......................        --        --     (2,358)        --            --         --         --         --    (2,358)
                                   -------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2000 ..     2,609     7,285     28,034      5,055           392       (819)       (22)        --    42,534
                                   =================================================================================================


   Upon adoption of SFAS 133, a net transition adjustment loss of [EURO]349 (net of income tax benefit of [EURO]367) was recorded in accumulated other comprehensive income. During the three- and nine-month periods ended September 30, 2000, DaimlerChrysler reclassified [EURO]82 and [EURO]241, respectively, of net losses (net of income tax benefit of [EURO]67 and [EURO]224, respectively) from accumulated other comprehensive income into net income relating to the transition adjustment included in accumulated other comprehensive income on January 1, 2000. For the three- and nine-month periods ended September 30, 2000, net losses on derivatives hedging variability of cash flows, excluding amounts related to the transition adjustment, amounted to [EURO]596 and [EURO]879, respectively, (net of income tax benefit of [EURO]624 and [EURO]925, respectively). Reclassification adjustments for losses reclassified into income, excluding amounts related to the transition adjustment, amounted to [EURO]76 and [EURO]168, respectively, (net of income tax benefit of [EURO]74 and [EURO]181, respectively) for the three- and nine-month periods ended September 30, 2000.

   Total comprehensive income of the Group for the three months ended September 30, 2000 and the three- and the nine-month periods ended September 30, 1999 was [EURO]4,849, [EURO]1,281 and [EURO]5,517, respectively.

   During the nine months ended September 30, 2000, DaimlerChrysler purchased and re-issued Ordinary Shares in connection with an employee share purchase plan. At September 30, 2000, an insignificant number of Ordinary Shares were held in treasury designated for future issuances under employee share purchase plans.

   In April 2000, the Group's shareholders agreed to increase the amount of capital stock per share from approximately [EURO]2.56 (originating from the conversion of Deutsche Marks into euros) to [EURO]2.60. This resulted in an increase of capital stock and an equivalent decrease of additional paid-in capital of [EURO]44. The conditional and authorized capital as described in the Articles of Association were adjusted accordingly. DaimlerChrysler is authorized to issue convertible bonds and notes with warrants in a nominal volume of up to [EURO]15,000 with a term of up to 20 years by April 18, 2005. The convertible bonds and notes with warrants shall grant to the holders or creditors option or conversion rights for new shares in DaimlerChrysler in an amount not to exceed [EURO]300 of capital stock. DaimlerChrysler is also entitled to grant up to 96,000,000 rights (representing up to approximately [EURO]250 of capital stock) with respect to the DaimlerChrysler Stock Option Plan by April 18, 2005 (see also Note 10). Finally, DaimlerChrysler is authorized through October 18, 2001, to acquire treasury stock for certain defined purposes up to a maximum of [EURO]256 of capital stock, representing approximately 10% of issued and outstanding capital stock.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


10. STOCK-BASED COMPENSATION

   In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 (the "Plan") which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Plan are exercisable at a reference price per DaimlerChrysler Ordinary Share determined by the Supervisory Board plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%. During the first half of 2000, the Group issued 15.6 million options at a reference price of [EURO]62.30. In May 2000, certain shareholders challenged the approval of the Plan at the stockholders' meeting on April 19, 2000. In October 2000, a regional court in Stuttgart (the Landgericht) dismissed the case.


11. ACCRUED LIABILITIES

    Accrued liabilities are comprised of the following:


                                                    At September 30,  At December 31,
                                                         2000              1999
                                                    ----------------  ----------------
Pension plans and similar obligations ..........    [EURO]11,850       [EURO]14,048
Income and other taxes .........................           1,587              2,281
Other accrued liabilities ......................          22,878             21,366
                                                    ------------      -------------
                                                          36,315             37,695
                                                    ============      =============

   In January 2000, DaimlerChrysler AG contributed an additional [EURO]1,275 of securities to the DaimlerChrysler Pension Trust.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


12. SEGMENT REPORTING

   Segment information for the three-month periods ended September 30, 2000 and 1999 follows (in [EURO]):


                            Mercedes-
                               Benz
                            Passenger
                               Cars    Chrysler  Commercial                                  Elimi-   Consoli-
                             & smart     Group    Vehicles  Services   Aerospace  Other     nations    dated
                            ---------  -------- ----------  --------   --------- -------    -------   ---------
September 30, 2000
   Revenues ..............    10,029    14,764      6,357     4,042        496     1,473         --     37,161
   Intersegment sales ....       499       453        149       784          5        33     (1,923)        --
                             -------   -------    -------   -------    -------   -------    -------    -------
   Total revenues ........    10,528    15,217      6,506     4,826        501     1,506     (1,923)    37,161

   Operating Profit (Loss)       816      (579)       290      (424)     3,357         4         (2)     3,462

September 30, 1999
   Revenues ..............     8,894    14,986      6,269     2,786      2,089     1,208         --     36,232
   Intersegment sales ....       280       180        322       548         16        97     (1,443)        --
                             -------   -------    -------   -------    -------   -------    -------    -------
   Total revenues ........     9,174    15,166      6,591     3,334      2,105     1,305     (1,443)    36,232

   Operating Profit (Loss)       708     1,025        303     1,167        185       (55)       (18)     3,315

     Segment information for the nine-month periods ended September 30, 2000 and 1999 follows (in [EURO]):


                             Mercedes-
                               Benz
                             Passenger
                               Cars    Chrysler  Commercial                                  Elimi-   Consoli-
                              & smart    Group    Vehicles  Services   Aerospace  Other     nations    dated
                            ---------  -------- ----------  --------   --------- -------    -------   ---------

September 30, 2000
   Revenues ..............    29,898    51,623     20,099    11,236      4,793     4,213         --    121,862
   Intersegment sales ....     1,937       603        727     2,131         18       218     (5,634)        --
                             -------   -------    -------   -------    -------   -------    -------    -------
   Total revenues ........    31,835    52,226     20,826    13,367      4,811     4,431     (5,634)   121,862

   Operating Profit (Loss)     2,160     1,937        915        (9)     3,719      (131)       (51)     8,540

September 30, 1999
   Revenues ..............    26,283    46,436     18,305     7,675      6,319     3,530         --    108,548
   Intersegment sales ....       902       283      1,110     1,504         24       281     (4,104)        --
                             -------   -------    -------   -------    -------   -------    -------    -------
   Total revenues ........    27,185    46,719     19,415     9,179      6,343     3,811     (4,104)   108,548

   Operating Profit (Loss)     1,855     3,803        805     1,872        467      (153)        (3)     8,646

   The Aerospace segment is comprised of the continuing activities of the Aero Engines business unit and the activities of the aerospace business through July 10, 2000, the date that the shares of DaimlerChrysler Aerospace were exchanged for shares in EADS (see Note 5).

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


A reconciliation to operating profit follows (in [EURO]):


                                            Three months ended       Nine months ended
                                               September 30,           September 30,
                                            ------------------      --------------------
                                             2000        1999        2000         1999
                                            -------     ------      -------     --------

Income before financial income ........        236       2,288       5,501       7,129
     Pension and postretirement benefit
      expenses other than service cost         (94)         83        (186)        258
     Operating income from affiliated,
      associated and related companies         100         (42)        133           2
     Gains on disposals of businesses .      3,269         886       3,269       1,142
     Miscellaneous ....................        (49)        100        (177)        115
                                            ------      ------      ------      ------
Consolidated operating profit .........      3,462       3,315       8,540       8,646
                                            ======      ======      ======      ======


13. EARNINGS PER SHARE

   The computation of basic and diluted earnings per share for "Income before extraordinary item and cumulative effects of changes in accounting principles" is as follows (in millions of [EURO] or millions of shares, except earnings per share):


                                             Three months ended       Nine months ended
                                                September 30,           September 30,
                                             -------------------     --------------------
                                               2000       1999         2000        1999
                                             -------     -------     --------    --------
Income before extraordinary item and
  cumulative effects of changes in
  accounting principles - basic ........         121       1,425       3,562        3,951
  Interest expense on convertible bonds
    and notes (net of tax) .............           4           5          13           14
                                             -------     -------     -------     --------
Income before extraordinary item and
  cumulative effects of changes in
  accounting principles - diluted ......         125       1,430       3,575        3,965
                                             =======     =======     =======     ========


Weighted average number of shares
  outstanding - basic ..................     1,003.3     1,003.2     1,003.1      1,002.8
    Dilutive effect of convertible bonds
      and notes ........................        10.7        10.8        10.7         10.8
                                             -------     -------     -------     --------
Weighted average number of shares
  outstanding - diluted ................     1,014.0     1,014.0     1,013.8      1,013.6
                                             =======     =======     =======     ========

EARNINGS PER SHARE BEFORE EXTRAORDINARY
  ITEM AND CUMULATIVE EFFECTS OF CHANGES
  IN ACCOUNTING PRINCIPLES
  Basic ................................        0.12        1.42        3.55         3.94
                                             =======     =======     =======     ========
  Diluted ..............................        0.12        1.41        3.53         3.91
                                             =======     =======     =======     ========

   Options issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings per share because the options' underlying exercise price was greater than the average market price for DaimlerChrysler Ordinary Shares during the respective period.

   An income tax charge of [EURO]597 relating to changes in German tax laws was included in the consolidated statement of income for the nine months ended September 30, 1999 and resulted in a reduction of basic and diluted earnings per share of [EURO]0.60 and [EURO]0.59, respectively.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


14. SUMMARIZED FINANCIAL INFORMATION

   Summarized financial information for DaimlerChrysler North America Holding Corporation, DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries is set forth below (in millions of U.S. $):


DAIMLERCHRYSLER NORTH AMERICA HOLDING
   CORPORATION AND CONSOLIDATED              September 30, December 31,
   SUBSIDIARIES*)                               2000         1999
                                               --------     --------

Cash, cash equivalents and securities ....     $  7,507     $  9,624
Receivables from financial services ......       34,915       26,515
Property and equipment, net ..............       26,279       24,737
Equipment on operating leases, net .......       27,303       22,898
Other assets .............................       26,807       25,146
                                               --------     --------
TOTAL ASSETS .............................      122,811      108,920
                                               ========     ========

Current liabilities ......................       53,971       54,137
Non-current liabilities ..................       47,991       35,099
Stockholder's equity .....................       20,849       19,684
                                               --------     --------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY      122,811      108,920
                                               ========     ========


                                        Three months ended         Nine months ended
                                           September 30,              September 30,
                                      ----------------------     ---------------------
                                        2000          1999         2000         1999
                                      --------      --------     --------     --------
Revenues:
  Net sales of products               $ 17,964      $ 21,172     $ 64,599     $ 65,772
  Finance and insurance
    revenues ...........                 2,717         1,841        7,645        5,280
Total expenses .........                21,163        22,091       70,630       67,553
Net income (loss) before
  cumulative effects of
  changes in accounting
  principles ...........                  (482)          922        1,614        3,499
Net income (loss) ......                  (576)          922        1,514        3,499

*)  Effective December 31, 1999, DaimlerChrysler AG contributed its shares of
     DaimlerChrysler Corporation to DaimlerChrysler North America Holding Corporation. Accordingly, prior period amounts have been restated to include the accounts of DaimlerChrysler Corporation and consolidated subsidiaries.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


DAIMLERCHRYSLER CORPORATION                 September 30,  December 31,
     AND CONSOLIDATED SUBSIDIARIES**)           2000          1999
                                            -------------  ------------
Cash, cash equivalents and securities ....     $ 6,152     $ 8,671
Receivables from financial services ......      23,001      15,887
Property and equipment, net ..............      24,533      23,131
Other assets .............................      40,157      35,897
                                               -------     -------
TOTAL ASSETS .............................      93,843      83,586
                                               =======     =======

Current liabilities ......................      37,122      36,942
Non-current liabilities ..................      39,778      30,957
Stockholder's equity .....................      16,943      15,687
                                               -------     -------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY      93,843      83,586
                                               =======     =======


                                        Three months ended        Nine months ended
                                           September 30,             September 30,
                                     ------------------------- -------------------------
                                         2000         1999         2000         1999
                                     ------------ ------------ ------------ ------------
Revenues:
  Net sales of products ...........    $ 13,371      $ 15,577     $ 48,521     $ 49,605
  Finance and insurance
    revenues ......................       2,055         1,384        5,421        3,727
Total expenses ....................      15,890        16,183       52,578       50,320
Net income (loss) before
  cumulative effects of
  changes in accounting
  principles ......................        (464)          778        1,364        3,012
Net income (loss) .................        (555)          778        1,275        3,012

**) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.


CHRYSLER FINANCIAL COMPANY, L.L.C.                      September 30,   December 31,
     AND CONSOLIDATED SUBSIDIARIES                           2000          1999
                                                           -------       -------
Finance receivables and retained interests, net ....       $25,849       $19,558
Vehicles leased, net ...............................        14,218        12,238
Loans and other amounts due from affiliates ........         1,707         1,852
Other assets .......................................         2,402         1,719
                                                           -------       -------
TOTAL ASSETS .......................................        44,176        35,367
                                                           =======       =======

Current liabilities ................................        13,411        15,135
Non-current liabilities ............................        27,561        16,844
Member's interest ..................................         3,204         3,388
                                                           -------       -------
TOTAL LIABILITIES AND MEMBER'S INTEREST ............        44,176        35,367
                                                           =======       =======

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)



CHRYSLER FINANCIAL COMPANY,
L.L.C. AND CONSOLIDATED                   Three months             Nine months
SUBSIDIARIES                            ended September 30,     ended September 30,
                                       ---------------------  ----------------------
                                         2000        1999       2000        1999
                                       ---------   ---------  ----------  ----------
Net margin and other revenues
 (expenses) ......................     $  (52)     $  412     $  594      $1,260
Total costs and expenses .........        263         262        749         782
Net earnings (losses) before
  cumulative effect of a
  change in accounting
  principle ......................       (253)        102       (110)        323
Net earnings (losses) ............       (344)        102       (201)        323

   Separate full consolidated financial statements of DaimlerChrysler North America Holding Corporation, DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are not presented as management has determined that such information is not material to holders of the outstanding debt securities. Certain prior year amounts for DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. have been restated to conform to the current year presentation.


15. PENDING TRANSACTION

   In August 2000, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the acquisition of DaimlerChrysler Rail Systems GmbH (Adtranz), for a cash consideration of $725 (approximately [EURO]800). The purchase price is subject to adjustments including an increase or a reduction to reflect the proceeds from the planned disposal of Adtranz's Fixed installations and Signaling businesses and adjustments based on the financial performance of Adtranz until the closing date of the transaction. The acquisition is subject to appropriate regulatory approvals.


16. SUBSEQUENT EVENTS

   In July 2000, the Group agreed to acquire all remaining outstanding shares of Detroit Diesel Corporation for approximately [EURO]500. The acquisition of the remaining 78.7% interest in Detroit Diesel Corporation was completed in October 2000.

   In March 2000, DaimlerChrysler and Mitsubishi Motors Corporation signed a Letter of Intent to form an alliance regarding the design, development, production and distribution of passenger cars and light commercial vehicles. The agreement excludes medium and heavy trucks and other commercial vehicles. Under the terms of the Master Alliance Agreement amended in September 2000, DaimlerChrysler planned to receive a 34% equity interest in Mitsubishi Motors Corporation for approximately [EURO]2,100 through newly issued capital stock. In combination with the closing of the transaction, DaimlerChrysler also planned to purchase convertible bonds of Mitsubishi Motors Corporation for approximately [EURO]200. The transactions were consummated in October 2000.

   Moreover, in March 2000, DaimlerChrysler and Deutsche Telekom agreed to combine their information technology activities in a joint venture. As part of the agreement, Deutsche Telekom will receive a 50.1% interest in debis Systemhaus through a capital investment in debis Systemhaus. The transaction was completed in October 2000.

                               DAIMLERCHRYSLER











                                INTERIM REPORT

                                   Q3 2000

CONTENTS
Business Review                            3
Mercedes-Benz Passenger Cars & smart       6
Chrysler Group                             7
Commercial Vehicles                        8
Services                                   9
Aerospace                                 10
Other Industrial Businesses               11
Analysis of the Financial Situation       12
Consolidated Financial Statements         15
Disclosure Schedule                       19

DAIMLERCHRYSLER

                                                          Q3 00       Q3 00       Q3 99          % change
AMOUNTS IN MILLIONS                                      US $ (2)     [EURO]      [EURO]
------------------------------------------------------------------------------------------------------------
REVENUES                                                  32,839      37,161      36,232            3 (1)
European Union                                            10,710      12,119      10,948           11
   Germany                                                 6,205       7,022       7,664           (8)
USA                                                       16,766      18,973      19,328           (2)
Other Markets                                              5,363       6,069       5,956            2
EMPLOYEES (Sep. 30)                                                  440,287     466,520           (6)
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT               2,173       2,459       2,078           18
CASH PROVIDED BY OPERATING ACTIVITIES                      2,769       3,133       5,552          (44)
OPERATING PROFIT                                           3,059       3,462       3,315            4
OPERATING PROFIT ADJUSTED (3)                                477         540       2,568          (79)
NET INCOME                                                 2,663       3,014       1,960           54
NET INCOME ADJUSTED (3)                                      289         327       1,511          (78)
Basic Earnings per Share (in US $/[EURO])                   2.66        3.01        1.95           54
Basic Earnings per Share adjusted (3) (in US $/[EURO])      0.29        0.33        1.51          (78)
------------------------------------------------------------------------------------------------------------

1)    An 8% increase after adjusting for changes in the consolidated group.

                                                         Q1-3 00       Q1-3 00      Q1-3 99
AMOUNTS IN MILLIONS                                      US $ (2)       [EURO]       [EURO]           % change
------------------------------------------------------------------------------------------------------------
REVENUES                                                  107,689      121,862      108,548            12 (4)
European Union                                             33,521       37,933       35,774             6
   Germany                                                 17,091       19,340       21,420           (10)
USA                                                        56,520       63,958       57,796            11
Other Markets                                              17,648       19,971       14,978            33
EMPLOYEES (Sep. 30)                                                    440,287      466,520           (6)
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT                6,744        7,632        6,005            27
CASH PROVIDED BY OPERATING ACTIVITIES                      12,526       14,175       13,299             7
OPERATING PROFIT                                            7,547        8,540        8,646            (1)
OPERATING PROFIT ADJUSTED (3)                               4,965        5,618        7,643           (26)
NET INCOME                                                  5,715        6,467        4,610            40
NET INCOME ADJUSTED (3)                                     3,330        3,768        4,634           (19)
Basic Earnings per Share (in US $/[EURO])                    5.70         6.45         4.60            40
Basic Earnings per Share adjusted (3) (in US $/[EURO])       3.32         3.76         4.62           (19)
------------------------------------------------------------------------------------------------------------

Certain prior year balances have been reclassified to conform with current year presentation.
2) Rate of exchange: [EURO]1 = US $0.8837 (based on the noon buying rate on September 29, 2000).
3)  Excluding one-time effects.
4)  A 14% increase after adjusting for changes in the consolidated group.

             REVENUES             OPERATING PROFIT              NET INCOME         EARNINGS PER
        in billions of [EURO]   in billions of [EURO]       in billions of [EURO]     SHARE
                                                                                    in [EURO]
           1999     2000           1999      2000             2000      2000      1999      2000
-------------------------------------------------------------------------------------------------
Q1         35.0     41.0            2.8      2.5              1.2       1.7       1.16      1.70
Q2         37.3     43.7            2.6      2.6              1.5       1.7       1.48      1.74
Q3         36.2     37,2            3.3      3.5              2.0       3.0       1.95      3.01
Q4         41.4        -            2.4        -              1.1         -       1.13        -

          OPERATING PROFIT            NET INCOME          EARNINGS PER
             ADJUSTED                  ADJUSTED          SHARE ADJUSTED
        in billions of [EURO]     in billions of [EURO]     in [EURO]

           1999     2000           2000      2000        1999      2000
-------------------------------------------------------------------------
Q1          2.5      2.5            1.6       1.7        1.64     1.69
Q2          2.6      2.6            1.5       1.7        1.48     1.74
Q3          2.6      0.5            1.5       0.3        1.51     0.33
Q4          2.7        -            1.6         -        1.59        -

BUSINESS REVIEW - FURTHER REVENUE GROWTH AT DAIMLERCHRYSLER

        o REVENUES ON A COMPARABLE BASIS ROSE BY 8% OVER THE 3RD QUARTER OF 1999 TO [EURO]37.2 BILLION, AS A RESULT OF GOOD PROGRESS WITHIN MERCEDES-BENZ PASSENGER CARS & SMART AND SERVICES.

        o OPERATING PROFIT AT [EURO]3.5 BILLION, SLIGHTLY ABOVE LAST YEAR, HAVING BENEFITED IN PARTICULAR FROM THE EXCHANGE OF SHARES IN DASA FOR SHARES IN EADS WHICH YIELDED ONE-TIME INCOME OF [EURO]
                3.3 BILLION.

        o UNDERLYING OPERATING PROFIT, ADJUSTED FOR ONE-TIME EFFECTS, FELL FROM [EURO]2.6 BILLION TO [EURO]0.5 BILLION, REFLECTING PRESSURE ON MARGINS IN THE US AND THE COSTS OF INTRODUCING NEW PRODUCTS BY THE CHRYSLER GROUP.

        o NET INCOME ROSE FROM [EURO]2.0 BILLION TO [EURO]3.0 BILLION. ADJUSTED FOR ONE-TIME EFFECTS NET INCOME WAS DOWN FROM [EURO]1.5 BILLION TO [EURO]0.3 BILLION. EARNINGS PER SHARE ROSE BY 54% TO [EURO]3.01 (1999: [EURO]1.95) AND ADJUSTED FOR ONE-TIME EFFECTS THEY MOVED DOWN FROM [EURO]1.51 TO [EURO]0.33.

        o OPERATING PROFIT FOR THE FULL YEAR IS EXPECTED TO BE AROUND THE [EURO]11 BILLION LEVEL ACHIEVED IN 1999; ALTHOUGH ADJUSTED FOR ONE-TIME EFFECTS, AND REFLECTING A LIKELY CONTINUATION OF DIFFICULT MARKET CONDITIONS IN THE US, ONGOING OPERATING PROFIT IS EXPECTED TO BE AROUND [EURO]7 BILLION, AS PREVIOUSLY INDICATED (1999: [EURO]10.0 BILLION).

        o COMPREHENSIVE COST CUTTING PROGRAMS IN ALL DIVISIONS AND HEADQUARTER DEPARTMENTS UNDERWAY; MEASURES INCLUDE A REVIEW OF ALL PROCESSES ALONG THE AUTOMOTIVE VALUE CHAIN.

        o OUTLOOK 2001: A VARIETY OF NEW AND ATTRACTIVE PRODUCTS SHOULD POSITIVELY INFLUENCE UNIT SALES AND REVENUES; TOUGH MARKET CONDITIONS IN THE US EXPECTED TO INTENSIFY; OTHER MARKETS WILL PROVIDE OPPORTUNITIES.


FURTHER INCREASE IN REVENUES

o DaimlerChrysler again recorded higher revenues this quarter. Revenues calculated on a comparable basis rose by 8% to [EURO]37.2 billion; Dasa (excluding the Aero Engines business unit) ceased to be a part of the consolidated group in July and the resultant EADS venture is accounted for at-equity.

o The automotive divisons generated the following shares of total revenues: Mercedes-Benz Passenger Cars & smart 27%, Chrysler Group 40% and Commercial Vehicles 17%.

o Unit sales of vehicles by the DaimlerChrysler Group fell in the 3rd quarter by 9% to 1,024,800 vehicles. While unit sales at Mercedes-Benz Passenger Cars & smart continued to rise by 4% despite the backdrop of a significant increase in fuel prices, sales at Chrysler Group and Commercial Vehicles decreased by 14% and 10%, respectively.

OPERATING PROFIT AT [EURO]3.5 BILLION IN LINE WITH LAST YEAR; ADJUSTED FOR ONE-TIME EFFECTS LOWER THAN 1999

o DaimlerChrysler's operating profit of [EURO]3.5 billion was similar to the figure recorded in the 3rd quarter of last year ([EURO]3.3 billion). In the 3rd quarter of 2000 the exchange of shares in Dasa for shares in EADS yielded one-time income of [EURO]3.3 billion, and the write-down of residual values of leased vehicles resulted in a charge of [EURO]0.5 billion. In the 3rd quarter of last year, one-time effects resulted in income of [EURO]0.7 billion, primarily as a result of the sale of debitel shares.

o After adjusting for one-time effects in the 3rd quarter of both years, operating profit of [EURO]0.5 billion was lower than the high level of the previous year ([EURO]2.6 billion), as Chrysler Group and Services earnings were depressed by more difficult market conditions.

o Due to higher unit sales and revenues in the 3rd quarter, operating profit adjusted for one-time effects at Mercedes-Benz Passenger Cars & smart exceeded last year's level by 5%. Commercial Vehicles produced operating profit of [EURO]290 million, close to the high level achieved in the previous year, despite tough market conditions in the US.

o Due to very intense competition in the North American market, which necessitated high marketing expenditures, as well as the start-up costs for new products, the Chrysler Group recorded an operating loss of [EURO]
   0.6 billion for the 3rd quarter (Q3/1999 profit of [EURO]1.0 billion).

o Difficult market conditions, particularly in the US, also had a negative impact on the earnings of the Services division. An impairment charge of [EURO]0.5 billion was recorded for residual values of leased vehicles to account for decreasing prices of used vehicles.

o Net income increased from [EURO]2.0 billion to [EURO]3.0 billion and basic earnings per share rose from [EURO]1.95 to [EURO]3.01. Excluding one-time effects, net income declined in the 3rd quarter from [EURO]1.5 billion to [EURO]0.3 billion. Basic earnings per share, adjusted for one-time effects, amounted to [EURO]0.33 (Q3/1999: [EURO]1.51).

FURTHER CONCENTRATION ON THE AUTOMOTIVE BUSINESS AND RELATED SERVICES

o During 2000 DaimlerChrysler has made significant progress in focusing on the automotive business and related services segments, as evidenced by alliances with Mitsubishi Motors and Hyundai Motor Company, the foundation of EADS and the IT joint venture with Deutsche Telekom.

o On August 4, 2000, DaimlerChrysler announced the sale of Adtranz to the international aerospace and rail systems group, Bombardier Inc. of Canada.

STRONGER INFLUENCE AT MITSUBISHI MOTORS

o In March 2000 DaimlerChrysler announced its alliance with Mitsubishi Motors. In recent negotiations the agreement has been substantially improved:

o After three years, DaimlerChrysler may increase its stake in Mitsubishi Motors without limit.

o The price to be paid for the 34% stake in Mitsubishi Motors will be reduced by 10% to [EURO]2.2 billion.

o DaimlerChrysler will appoint the Chief Operating Officer as an additional board member, enlarging the Mitsubishi Motors board from 10 to 11 members. DaimlerChrysler will thus appoint four of Mitsubishi Motors' board members and will also provide additional personnel. This will assist the independent Mitsubishi management in achieving the necessary turnaround.

CONSOLIDATION OF E-BUSINESS ACTIVITIES AT DCX.NET

o On October 9, 2000, DaimlerChrysler announced the establishment of DCX.NET Holding GmbH, which will combine all of the Group's existing and future e-business investments and participations. The company has an initial capitalization of [EURO]550 million.

o The aim of the DCX.NET initiative is to make DaimlerChrysler quicker, more efficient and therefore more competitive in all areas - from procurement to sales. The primary goal is to make DaimlerChrysler into a totally networked corporation. The DCX.NET initiative will include business-to-business (B2B) and business-to-customer (B2C) processes, and will also integrate all business-to-employee (B2E) and telematics activities.

SECURING A COMPETITIVE ADVANTAGE

o At the end of the 3rd quarter, DaimlerChrysler's workforce numbered around 440,300, although this figure is not directly comparable to 1999 especially due to the transfer of the Dasa staff to EADS. Indeed, after adjusting for such changes in the consolidated group, employee numbers rose by 3%. In particular, this was a function of a 23% headcount increase within the Services division, as a result of new jobs in the IT Services business unit. Employees in Mercedes-Benz Passenger Cars & smart as well as in the Commercial Vehicles division were at similar levels to last year, while Chrysler Group reduced its workforce (before adjusting for changes in the consolidated group) by 2%.

o DaimlerChrysler remains committed to retaining its competitive position within the industry and in this context has initiated a detailed examination of its cost structures within all its business areas and at the headquarters level. The measures will affect the entire value chain.

OUTLOOK

o DaimlerChrysler revenues for the full year are expected to be at approximately [EURO]160 billion, notwithstanding the transactions involving Dasa in July and debis Systemhaus in October of 2000. On a comparable basis this represents an increase of 11%.

o In the 4th quarter DaimlerChrysler expects an overall positive trend for vehicle unit sales. During the whole of 2000 the Group expects to sell over 4.8 million vehicles - similar to the volume achieved in 1999.

o The strong demand for our premium-brand Mercedes-Benz Passenger Cars & smart products is expected to lead to a new unit sales record for this division. The division also expects to exceed last year's high figures for both revenues (1999: [EURO]38.1 billion) and earnings (1999: [EURO]2.7 billion). The division anticipates that it will sell more than 100,000 smart cars for the first time in a year.

o Despite the intensely competitive automobile market in the US and numerous model launches, which depress unit sales (factory shipments) because of the start-up curve, the Chrysler Group is expected to sell around 3.2 million vehicles worldwide, thus equaling the very high figure attained last year. Chrysler Group is expected to achieve positive earnings once again in the 4th quarter and its operating profit for the full year is expected to be above [EURO]2.0 billion (1999: [EURO]
   5.1 billion).

o Unit sales by the Commercial Vehicles division are expected to be only slightly below the figure for 1999 (554,900), despite the strong decline in demand for heavy trucks in the US. Present indications for operating profit, however, suggest that the figure will be above 1999 levels.

o The combination of the areas, Powertrain, MTU/Diesel Engines and Detroit Diesel are expected to bring the Group substantial cost advantages and growth opportunities in the medium term.

o DaimlerChrysler also expects strong revenue growth for Services in the 4th quarter. A modified leasing strategy will aim to limit penetration rates of individual models, and an innovative marketing campaign will be implemented to promote the sale of used vehicles.

o DaimlerChrysler anticipates that operating profit for the full year, including all one-time income and expenses, will be at the same level as in 1999. Net income and basic earnings per share should be well above the corresponding figures for last year. After adjusting for the one-time effects, however, DaimlerChrysler expects operating profit for the year 2000 to be around [EURO]7 billion, as already announced (comparable figure for 1999: [EURO]10.0 billion).

o In 2001 a variety of new and attractive products should positively influence unit sales and revenues at DaimlerChrysler. However, tough market conditions in the US are expected to intensify; other markets will provide opportunities.


Share Price Index
(as of January 3, 2000)

                                                 MSCI Automobiles
                     DaimlerChrysler       DAX        Index
January 3, 2000              100           100               100
January 31, 2000              90           101                92
February 29, 2000             95           113                86
March 31, 2000                92           113               100
April 28, 2000                87           110               100
May 31, 2000                  79           105                90
June 30, 2000                 74           102                88
July 31, 2000                 77           107                86
August 31, 2000               78           107                87
September 29, 2000            69           101                83
October 13, 2000              72            99                83

MERCEDES-BENZ PASSENGER CARS & SMART

o     FURTHER INCREASE IN UNIT SALES, REVENUES AND OPERATING PROFIT

o     STRONG DEMAND FOR THE NEW C-CLASS

o     STRONG INCREASE IN SMART UNIT SALES

                              Q3 00       Q3 00        Q3 99    % CHANGE
Amounts in millions            US $       [EURO]       [EURO]
--------------------------------------------------------------------------
Operating Profit                  721         816         708      +15
Operating Profit adjusted         657         743         708       +5
Revenues                        9,304      10,528       9,174      +15
Unit Sales                                275,349     265,519       +4
Production                                276,944     264,996       +5
Employees (Sep. 30)                       100,923     101,749      (1)
--------------------------------------------------------------------------


Unit Sales               Q3 00     Q3 99   % change
---------------------------------------------------
Total                   275,349   265,519       +4
  Western Europe        195,767   184,153       +6
   Germany              115,053   105,929       +9
  USA                    43,257    45,838      (6)
  Japan                   6,948    10,559     (34)
  Other Markets          29,377    24,969      +18
---------------------------------------------------

MERCEDES-BENZ UNIT SALES CONTINUE TO RISE

o The Mercedes-Benz Passenger Cars & smart division increased its unit sales by 4% to more than 275,300 vehicles in the 3rd quarter. Despite higher expenditures for the development of new products, operating profit adjusted for one-time effects increased by 5% to [EURO]743 million.

o Mercedes-Benz Passenger Cars strengthened its sales in almost all regions. The division achieved a 3% increase in worldwide unit sales to 249,500 Mercedes-Benz cars, with growth in Western Europe (+6%), Eastern Europe (+63%), Asia (+5%) and Australia (+28%). Unit sales also rose in Germany (+9%), despite the distinct downward trend of this market.

o Among the model segments, there were large increases particularly for the S-Class (+21%) and the C-Class (+15%).

o Due to strong demand and a rapid production start-up, the division was able to sell 47,600 vehicles of the new C-Class sedan in the 3rd quarter. This new model was not launched in the US and Japan until the end of September.

EXPANDED PRODUCTION CAPACITY

o In September, production of the right-hand-drive version of the C-Class sedan was started in South Africa with a capacity of 40,000 cars per year.

o In addition, from 2001 Mercedes-Benz Passenger Cars will produce up to 10,000 C-Class cars per year in Brazil for overseas markets.

o By the end of 2003, production capacity in Tuscaloosa, USA is to be doubled for the new M-Class model and additional versions. The total investment will amount to US $600 million.

CONTINUED GROWTH OF SMART UNIT SALES

o The smart's positive trend continued in the 3rd quarter with unit sales rising by 13% to 25,900 cars. The attractive smart cdi clearly dominates the European market for "3-liter" cars (fuel consumption per 100 km) and is also Number 1 in Germany in its segment.


OUTLOOK

o The introduction of the right-hand-drive version of the C-Class, as well as the launch of this model in the US, should provide another boost to unit sales. This year, for the first time, sales of over 200,000 Mercedes-Benz cars are expected in the US alone. Overall, new records for unit sales, revenues and earnings are likely to be set in the year 2000.

Amounts in millions           Q1-3 00     Q1-3 00     Q1-3 99   % change
                                US $       [EURO]      [EURO]
------------------------------------------------------------------------
Operating Profit                1,909       2,160       1,855      +16
Operating Profit adjusted       1,844       2,087       1,855      +13
Revenues                       28,133      31,835      27,185      +17
Unit Sales                                845,439     784,613       +8
Production                                856,781     814,240       +5
Employees (Sep. 30)                       100,923     101,749      (1)
------------------------------------------------------------------------

Unit Sales             Q1-3 00   Q1-3 99   % change
---------------------------------------------------
Total                   845,439   784,613       +8
  Western Europe        582,240   545,734       +7
   Germany              321,738   306,013       +5
  USA                   150,649   138,040       +9
  Japan                  28,323    37,561     (25)
  Other Markets          84,227    63,278      +33
---------------------------------------------------

CHRYSLER GROUP

        o       LAUNCH OF NEW MINIVANS AND SEBRING/STRATUS MODELS

        o       DIFFICULT US MARKET

        o       MEASURES TO IMPROVE EARNINGS ALREADY BEING IMPLEMENTED

Amounts in millions              Q3 00         Q3 00        Q3 99   % change
                                  US $         [EURO]       [EURO]
---------------------------------------------------------------------------
Operating Profit                  (512)         (579)        1,025       .
Operating Profit adjusted         (512)         (579)        1,164       .
Revenues                        13,447        15,217        15,166      +0
Unit Sales
(Factory Shipments)                          623,031       722,384    (14)
Production                                   599,356       705,770    (15)
Employees (Sep. 30)                          125,048       127,668     (2)
---------------------------------------------------------------------------

Unit Sales               Q3 00     Q3 99   % change
---------------------------------------------------
Total                   623,031   722,384     (14)
  NAFTA                 582,481   682,952     (15)
   USA                  521,599   611,093     (15)
  Other Markets          40,550    39,432       +3
---------------------------------------------------

NUMEROUS MODEL CHANGES IN THE 3RD QUARTER

o In the 3rd quarter, unit sales (factory shipments) by the Chrysler Group division of 623,000 vehicles were 14% lower than the corresponding figure for the previous year. This was a result of the launch of several new products and the intense competition in the US market.

o Passenger car and minivan unit sales declined by 25% and 36%, respectively, due to the model-change to the new Sebring convertible, Sebring and Stratus sedans, and the Caravan, Voyager and Town & Country minivans. Conversely, unit sales of 51,000 PT Cruisers again exceeded our expectations for this model. Production capacity has already been expanded, however, demand continues to exceed production.

o Due to the appreciation of the US dollar against the euro we were able to achieve the same level of revenues as in the 3rd quarter of last year, despite lower unit sales and the higher sales incentives necessitated by tougher competition in the US.

o Lower unit sales, higher sales incentives for models at the end of their lifecycle and for inventory reductions, and higher launch costs for the new products resulted in an operating loss of [EURO]0.6 billion in the third quarter.

OUTLOOK

o With the innovative new models already launched the Chrysler Group should be able to further improve its competitive position and return to profitability in the fourth quarter. For the full year we expect operating profit of more than [EURO]2.0 billion. Additional new exciting products like the all new Jeep and the Dodge Ram will follow in 2001.

o All product teams and functional areas have implemented measures designed to achieve a sustained improvement in the Chrysler Group's earnings by optimizing product mix while reducing costs. The measures include enhancing the efficiency of all processes in development, production and sales, and utilizing the full potential of the entire supplier chain. In addition to measures already implemented the division has intensified competitive benchmarking exercises.


Amounts in millions             Q1-3 00    Q1-3 00       Q1-3 99        % change
                                  US $      [EURO]        [EURO]
--------------------------------------------------------------------------------
Operating Profit                 1,712        1,937         3,803          (49)
Operating Profit adjusted        1,712        1,937         3,942          (51)
Revenues                        46,152       52,226        46,719           +12
Unit Sales
(Factory Shipments)                       2,397,736     2,407,206           (0)
Production                                2,361,903     2,374,658           (1)
Employees (Sep. 30)                         125,048       127,668           (2)
--------------------------------------------------------------------------------

Unit Sales              Q1-3 00     Q1-3 99   % change
------------------------------------------------------
Total                  2,397,736   2,407,206      (0)
  NAFTA                2,258,244   2,284,300      (1)
   USA                 1,969,330   2,033,755      (3)
  Other Markets          139,492     122,906      +13
------------------------------------------------------

COMMERCIAL VEHICLES

        o       OPERATING PROFIT AT A HIGH LEVEL

        o PRESENTATION OF TAILORED PACKAGES FOR VARIOUS CUSTOMER SEGMENTS AT THE FRANKFURT MOTOR SHOW

        o       JOINT VENTURE WITH HYUNDAI WILL OPEN UP NEW MARKETS

Amounts in millions       Q3 00    Q3 00    Q3 99    % change
                           US $    [EURO]   [EURO]
-------------------------------------------------------------
Operating Profit            256       290      303       (4)
Revenues                  5,749     6,506    6,591       (1)
Unit Sales                        126,388  140,864      (10)
Production                        130,428  138,237       (6)
Employees (Sep. 30)                91,183   90,579        +1
-------------------------------------------------------------

Unit Sales               Q3 00     Q3 99   % change
---------------------------------------------------
Total                   126,388   140,864     (10)
  Western Europe         64,424    67,310      (4)
   Germany               27,499    28,284      (3)
  USA                    26,207    44,508     (41)
  Latin America          13,398    12,363       +8
  Other Markets          22,359    16,683      +34
---------------------------------------------------

OPERATING PROFIT AT A HIGH LEVEL

o With its attractive product range the Commercial Vehicles division strengthened its worldwide leading position in the 3rd quarter.

o The positive unit-sales trend for Mercedes-Benz vans continued in the 3rd quarter (+1% to 55,100 vehicles), with the most important success factors being the new CDI engines and the facelift for the Sprinter.

o With unit sales of 31,400 Mercedes-Benz trucks surpassed the figure achieved in the 3rd quarter of last year by 8%, despite stronger competition in Western Europe. Unit sales of Mercedes-Benz and Setra buses increased by 5% in the 3rd quarter to 6,000 vehicles.

o On the other hand, as a result of the much weaker US market for heavy trucks, worldwide unit sales by the brands, Freightliner, Sterling and Thomas Built fell by 38% to 31,000 vehicles in the 3rd quarter.

o Operating profit in the 3rd quarter remained slightly below the high level achieved in the same period of the previous year, particularly as a result of lower sales in the US (-4%).

NEW PRODUCTS AND SERVICES AT THE FRANKFURT MOTOR SHOW

o At the 58th Commercial Vehicles Motor Show in Frankfurt, DaimlerChrysler presented numerous new products, as well as a comprehensive range of services related to commercial vehicles. For the first time a prototype of a lightweight van was presented at the Motor Show: the "Alu-Sprinter".

OUTLOOK

o For the full year 2000, we expect unit sales to be slightly below the figure for 1999. Revenues, however, are projected to be about the same as last year. The downturn in the NAFTA market should be more than offset by positive developments in the other business units. Operating profit in 2000 is estimated to be higher than in the previous year.

o Before the end of this year, the Sprinter will be presented to dealers and customers in the US and Canada under the Freightliner brand, with market launch planned for the first half of 2001. The acquisition of the premium truck manufacturer, Western Star, and of Detroit Diesel Corporation should enable us to further extend our leading position in North America.

o The planned joint venture with Hyundai Motor provides us with access to the Asian markets and to modern and extremely competitive production facilities in South Korea. We intend to use Hyundai's existing sales network to develop our business further in the dynamic Asian markets.

Amounts in millions      Q1-3 00  Q1-3 00  Q1-3 99   % change
                           US $    [EURO]   [EURO]
-------------------------------------------------------------
Operating Profit            809       915      805       +14
Revenues                 18,404    20,826   19,415        +7
Unit Sales                        407,704  410,773       (1)
Production                        423,064  417,351        +1
Employees (Sep. 30)                91,183   90,579        +1
-------------------------------------------------------------

Unit Sales             Q1-3 00   Q1-3 99   % change
---------------------------------------------------
Total                   407,704   410,773      (1)
  Western Europe        201,352   203,769      (1)
   Germany               79,703    84,354      (6)
  USA                   106,751   130,123     (18)
  Latin America          38,483    33,399      +15
  Other Markets          61,118    43,482      +41
---------------------------------------------------

SERVICES

        o       CONTINUED STRONG REVENUE GROWTH FOR DEBIS

        o       EARNINGS IMPACTED BY ONE-TIME EFFECTS AND PRESSURE ON MARGINS

        o       IMPLEMENTATION OF JOINT VENTURE WITH DEUTSCHE TELEKOM


Amounts in millions             Q3 00       Q3 00           Q3 99   % change
                                 US $       [EURO]          [EURO]
---------------------------------------------------------------------------
Operating Profit                  (375)         (424)        1,167       .
Operating Profit adjusted           66            75           281     (73)
Revenues                         4,265         4,826         3,334     +45
Contract Volume                113,430       128,358        87,921     +46
New Business                    12,793        14,476        11,995     +21
Employees (Sep. 30)                           30,933        25,136     +23
---------------------------------------------------------------------------


SUBSTANTIAL REVENUE GROWTH, EARNINGS IMPACTED BY BUSINESS TREND IN NORTH
AMERICA

o  The Services division boosted its revenues by a substantial 45% to [EURO]
   4.8 billion in the 3rd quarter. debis achieved its strongest growth in North America with an increase of 89%.

o Due to increased refinancing costs and the resulting pressure on margins, operating profit adjusted for one-time effects fell to [EURO]75 million (Q3/1999: [EURO]281 million).

o The price incentives needed to maintain the market share of certain Chrysler models led to lower residual values for leased vehicles. An impairment charge of [EURO]0.5 billion was recorded for residual values of leased vehicles to account for decreasing prices of used vehicles. In the future, this situation will be counteracted by innovative marketing measures for used vehicles, more intensive remarketing activities, and the use of modern methods for the constant tracking of residual-value developments.

FINANCIAL SERVICES' GROWTH TREND CONTINUES

o Financial Services' contract volume for the 3rd quarter increased by a substantial 46% to [EURO]128.4 billion. There was also a strong rise in new business of 21%, with above-average rates in the NAFTA market and in Germany.

o In the same period revenues climbed by 54%, with Capital Services accounting for a 4% share of total revenues.

o The Car Fleet Management unit acquired a fleet of 5,500 vehicles from Hartwell Motor Contracts in the UK in the 3rd quarter. This means that the Group now manages a vehicle fleet comprising more than 140,000 units.

JOINT VENTURE WITH DEUTSCHE TELEKOM

o The IT Services business unit increased its revenues by 10% in the 3rd quarter, achieving a new benchmark of [EURO]842 million. After the German Antitrust Office granted its approval, Deutsche Telekom obtained a 50.1% stake in debis Systemhaus by means of a capital increase effective October 1, 2000. The joint venture is progressing as planned.

OUTLOOK

o In the Financial Services business we expect an additional significant increase in revenues during the rest of the year. The division will utilize further growth potential by carefully expanding its range of automotive services. The pressure on used-vehicle prices in the US will also continue to have an impact on earnings in the 4th quarter.


Amounts in millions           Q1-3 00       Q1-3 00        Q1-3 99  % change
                                US $         [EURO]         [EURO]
----------------------------------------------------------------------------
Operating Profit                   (8)           (9)         1,872       .
Operating Profit adjusted          433           490           730     (33)
Revenues                        11,812        13,367         9,172     +46
Contract Volume                113,430       128,358        87,921     +46
New Business                    38,659        43,747        34,863     +25
Employees (Sep. 30)                           30,933        25,136     +23
----------------------------------------------------------------------------

AEROSPACE

        o       INITIAL PUBLIC OFFERING BY EADS ON JULY 10, 2000

        o       HIGH INCOMING ORDERS AT EADS

        o       AERO ENGINES EXPANDS IN THE MAINTENANCE BUSINESS

Amounts in millions           Q3 00      Q3 00      Q3 99      % change
                               US $      [EURO]     [EURO]
------------------------------------------------------------------------
Operating Profit               2,967      3,357        185           .
Operating Profit adjusted         78         88        185         (52)
Revenues (1)                     443        501      2,105         (76)
Employees (Sep. 30) (1)                   7,073     46,159         (85)
------------------------------------------------------------------------

(1) In Q3 2000 only Aero Engines.

SEVERAL IMPORTANT ORDERS FOR EADS

o The initial public offering of stock in the new European Aeronautic Defence and Space Company (EADS) took place on July 10, 2000. For this reason Dasa is no longer consolidated by the DaimlerChrysler Group (with effect from July 1), but our stake in EADS (approximately 30%) is shown in the balance sheet at equity value. However, the Aero Engines business unit is not a part of EADS and is still fully consolidated.

o EADS received some important orders in the 3rd quarter. The EADS Defense Systems business unit obtained an important order from the US Navy to equip aircraft with radar systems components. In addition, Germany, Belgium, France, the UK, Italy, Spain and Turkey have committed themselves to ordering a total of 225 A400M military transport aircraft.

o Initial series production of the Eurofighter is progressing well. The first Eurofighter from the series production will perform its maiden flight in the 3rd quarter of 2001.

o Airbus had a new record order backlog of more than 1,500 aircraft at the end of the 3rd quarter of 2000.

AERO ENGINES' EXPANSION STRATEGY

o The Aero Engines business unit increased its revenues by 19% through expansion in the areas of commercial aircraft engines, spare parts and maintenance. Incoming orders rose even faster than revenues at a rate of 35%.

o In the context of the expansion strategy in the area of maintenance, MTU Maintenance do Brasil and MTU Maintenance Zhuhai, China were established, the latter as a joint venture with China Southern Airlines.

OUTLOOK

o For the full year we also expect revenues and incoming orders in the Aero Engines business unit to be significantly higher than last year's levels.

o For EADS we anticipate a further increase in incoming orders, especially for commercial aircraft. After the positive market reaction, the A3XX launch decision is expected for the beginning of next year.

Amounts in millions          Q1-3 00     Q1-3 00   Q1-3 99    % change
                               US $       [EURO]    [EURO]
-----------------------------------------------------------------------
Operating Profit               3,286      3,719        467           .
Operating Profit adjusted        398        450        467          (4)
Revenues (1)                   4,251      4,811      6,343         (24)
Employees (Sep. 30) (1)                   7,073     46,159         (85)
-----------------------------------------------------------------------

(1) In Q1-2 2000 division Aerospace, in Q3 2000 only Aero Engines.

OTHER INDUSTRIAL BUSINESSES


RAIL SYSTEMS


                           Q3 00      Q3 00     Q3 99
Amounts in millions        US $       [EURO]    [EURO]   % change
------------------------------------------------------------------
Revenues                   853        965        845      +14
Incoming Orders            617        698        629      +11
Employees (Sep. 30)                21,743     23,621       (8)
------------------------------------------------------------------

GROWTH IN REVENUES AND INCOMING ORDERS

o In the 3rd quarter, Adtranz increased its revenues by 14% to [EURO]1.0 billion. Incoming orders also rose by 11% to [EURO]0.7 billion.

o The sale of Adtranz to Bombardier is still being reviewed by international antitrust authorities. Our overall restructuring measures in this area are continuing according to plan and making good progress.


                         Q1-3 00   Q1-3 00   Q1-3 99
Amounts in millions         US $    [EURO]    [EURO]     % change
------------------------------------------------------------------
Revenues                 2,428      2,747      2,366      +16
Incoming Orders          2,288      2,589      2,132      +21
Employees (Sep. 30)                21,743     23,621       (8)
------------------------------------------------------------------


AUTOMOTIVE ELECTRONICS


                        Q3 00    Q3 00      Q3 99
Amounts in millions      US $    [EURO]     [EURO]   % change
--------------------------------------------------------------
Revenues                  229       259       209     +24
Incoming Orders           248       281       230     +22
Employees (Sep. 30)               5,805     4,937     +18
--------------------------------------------------------------

STRONG INCREASES IN REVENUES AND INCOMING ORDERS

o TEMIC, the Automotive Electronics business unit, continued its positive business trend in the 3rd quarter. With revenue growth of 24% to [EURO]259 million, TEMIC again expanded considerably faster than the market as a whole.

o For the full year, TEMIC expects an increase in revenues to more than [EURO]1 billion. Incoming orders are also planned to be substantially higher than in the previous year.


                        Q1-3 00   Q1-3 00   Q1-3 99
Amounts in millions        US $    [EURO]    [EURO]   % change
---------------------------------------------------------------
Revenues                  685       775       656     +18
Incoming Orders           794       899       800     +12
Employees (Sep. 30)               5,805     4,937     +18
---------------------------------------------------------------


MTU/DIESEL ENGINES


                         Q3 00    Q3 00     Q3 99
Amounts in millions       US $    [EURO]    [EURO]   % change
--------------------------------------------------------------
Revenues                  217       246       211     +17
Incoming Orders           279       316       240     +32
Employees (Sep. 30)               5,986     5,932      +1
--------------------------------------------------------------

POSITIVE BUSINESS TREND

o Based largely on the success of the 2000 and 4000 engine series, the MTU/Diesel Engines business unit increased its revenues by 17% to [EURO]246 million in the 3rd quarter.

o For the full year, the MTU/Diesel Engines business unit expects a further rise in revenues and incoming orders.


                        Q1-3 00   Q1-3 00    Q1-3 99
Amounts in millions        US $     [EURO]    [EURO]  % change
---------------------------------------------------------------
Revenues                  548       620       581       +7
Incoming Orders           817       925       642      +44
Employees (Sep. 30)               5,986     5,932       +1
---------------------------------------------------------------

ANALYSIS OF THE FINANCIAL SITUATION

         o 3RD QUARTER OPERATING PROFIT AND NET INCOME INFLUENCED BY ONE-TIME ITEMS

         o PROFIT CONTRIBUTIONS FROM CHRYSLER GROUP AND SERVICES NEGATIVELY AFFECTED BY INTENSE COMPETITION IN NORTH AMERICA

OPERATING PROFIT BY SEGMENT


                                          Q3 00       Q3 00       Q3 99       Q1-3 00    Q1-3 00    Q1-3 99
IN MILLIONS                                US $       [EURO]      [EURO]        US $      [EURO]      [EURO]
---------------------------------------------------------------------------   -------------------------------
Mercedes-Benz Passenger Cars & smart        721         816         708        1,909       2,160      1,855
Chrysler Group                             (512)       (579)      1,025        1,712       1,937      3,803
Commercial Vehicles                         256         290         303          809         915        805
Services                                   (375)       (424)      1,167           (8)         (9)     1,872
Aerospace                                 2,967       3,357         185        3,286       3,719        467
Other                                         4           4         (55)        (116)       (131)      (153)
Eliminations                                 (2)         (2)        (18)         (45)        (51)        (3)
---------------------------------------------------------------------------   -------------------------------
DAIMLERCHRYSLER GROUP                     3,059       3,462       3,315        7,547       8,540      8,646
---------------------------------------------------------------------------   -------------------------------
ADJUSTED FOR ONE-TIME EFFECTS               477         540       2,568        4,965       5,618      7,643
---------------------------------------------------------------------------   -------------------------------


DAIMLERCHRYSLER'S OPERATING PROFIT IN THE 3RD QUARTER INCLUDING ONE-TIME EFFECTS INCREASED; EXCLUDING ONE-TIME EFFECTS OPERATING PROFIT DECREASED

o DaimlerChrysler's 3rd quarter operating profit of [EURO]3.5 billion was significantly affected by one-time items. Earnings particularly benefited from the extraordinary gain ([EURO]3.3 billion) that resulted from the exchange of shares of DaimlerChrysler Aerospace for shares of EADS, in connection with the initial public offering of EADS, and the gain that resulted from the capital increase at Ballard ([EURO]0.1 billion). However, earnings were reduced by the impairment charge recorded for the residual values of leased vehicles ([EURO]0.5 billion), a result of the intensified competition and the price decreases for used vehicles, particularly in the North American market. Operating profit of [EURO]0.5 billion adjusted for these one-time effects was distinctly below the corresponding figure in the previous year ([EURO]2.6 billion).

o The Group's operating profit of [EURO]8.5 billion for the first nine months of the year was slightly less than the figure for the same period of 1999 ([EURO]8.6 billion). Adjusted for all one-time effects in both years, operating profit fell from [EURO]7.6 billion to [EURO]5.6 billion.

    POSITIVE OPERATING PROFIT DEVELOPMENT FOR MERCEDES-BENZ PASSENGER CARS &
    SMART

o The Mercedes-Benz Passenger Cars & smart division benefited from positive unit sales and revenue trends, driven in the 3rd quarter particularly by the S-Class (including the CL coupe), the new C-Class, and the cdi and convertible versions of the smart. 3rd quarter operating profit was therefore above the high value of the prior year despite increased expenditures in connection with the development of new products.

    OPERATING RESULTS FOR THE CHRYSLER GROUP AFFECTED BY PRODUCT LAUNCHES AND INTENSE COMPETITION

o The operating loss in the 3rd quarter of 2000 was a result of Chrysler Group's lower factory shipments, increased investment in the development and market launch of new models and higher sales incentives. The increase in sales incentives was attributable to the competitive NAFTA market, interest rate increases, and the replacement of several products in the 3rd quarter.

RECONCILIATION TO OPERATING PROFIT


                                                   Q3 00     Q3 00     Q3 99    Q1-3 00   Q1-3 00   Q1-3 99
in millions                                         US $     [EURO]    [EURO]      US $     [EURO]    [EURO]
-----------------------------------------------------------------------------   ----------------------------
INCOME BEFORE FINANCIAL INCOME                       208       236     2,288     4,861      5,501      7,129
+   Pension and postretirement benefit
    expenses other than service cost                 (83)      (94)       83      (165)      (186)       258
+   Operating income from affiliated,
    associated and related companies                  88       100       (42)      118        133          2
+   Gains on disposals of businesses               2,889     3,269       886     2,889      3,269      1,142
+   Miscellaneous                                    (43)      (49)      100      (156)      (177)       115
-----------------------------------------------------------------------------   ----------------------------
OPERATING PROFIT                                   3,059     3,462     3,315     7,547      8,540      8,646
-----------------------------------------------------------------------------   ----------------------------


    SMALL DECLINE IN OPERATING PROFIT FOR COMMERCIAL VEHICLES

o The positive effects on the earnings trend in the 3rd quarter from higher unit sales of vans in Europe and the continued recovery of the commercial vehicle business in Latin America could not offset the negative earnings impact from falling unit sales of Class 8 heavy trucks in the US.

    OPERATING RESULTS FOR SERVICES AFFECTED BY THE RESIDUAL VALUE IMPAIRMENT CHARGE IN THE LEASING BUSINESS

o The strong decline in earnings over the previous year resulted from the 3rd quarter write-down of the carrying values of leased vehicles. This impairment charge (included as an one-time item) was a result of declining prices for used vehicles, particularly in North America, and higher price incentives offered on new Chrysler Group models due to the intensified competitive situation. In addition, high pressure on margins due to intense competition and increased refinancing costs had negative impacts on earnings.

    HIGH OPERATING PROFIT IN THE AEROSPACE DIVISION DUE TO THE ONE-TIME EFFECT FROM THE EXCHANGE OF DASA SHARES IN CONNECTION WITH THE EADS INVESTMENT

o The large increase in operating profit of the Aerospace division was primarily due to the extraordinary gain that resulted from the exchange of shares of DaimlerChrysler Aerospace for shares of EADS in connection with its initial public offering. The Group's aerospace activities, which are now represented by the investment in EADS, were accounted for at-equity for the first time in the 3rd quarter.

    OTHER INDUSTRIAL BUSINESSES WITH CONTRASTING OPERATING PROFIT TRENDS

o   The Rail Systems business unit broke even in the 3rd quarter of the year.

o In the 3rd quarter, earnings for the Automotive Electronics business unit were below the prior year's level as a result of exchange rate effects.

o Operating profit for the MTU/Diesel Engines business unit matched the level achieved in the 3rd quarter of last year.

NET INCOME IN THE 3RD QUARTER AND IN THE FIRST NINE MONTHS INCLUDING ONE-TIME EFFECTS INCREASED; EXCLUDING ONE-TIME EFFECTS NET INCOME DECREASED

o Financial income in the 3rd quarter was [EURO](36) million, compared with [EURO]46 million in the previous year. For the first nine months of the year, financial income increased from [EURO]135 million in 1999 to [EURO]300 million in 2000.

o Income before income taxes of [EURO]0.2 billion in the 3rd quarter was noticeably lower than the figure for the same period of last year ([EURO]2.3 billion). As a consequence, income before income taxes for the first nine months also decreased, from [EURO]7.3 billion to [EURO]5.8 billion.

o As a result of the one-time items, 3rd quarter net income and basic earnings per share of [EURO]3.0 billion and [EURO]3.01, respectively, were 54% higher than the corresponding figures for the 3rd quarter of 1999 ([EURO]2.0 billion and [EURO]1.95 per share). For the nine-month period from January to September, there was a 40% rise from [EURO]4.6 billion in 1999 to [EURO]6.5 billion in 2000 and from [EURO]4.60 per share to [EURO]6.45, respectively.

o Adjusted for one-time effects (Q3/1999: gain on the disposal of debitel shares and charge for future lump-sum retiree payments to DaimlerChrysler Corporation pension recipients; Q3/2000: extraordinary income from the exchange of DaimlerChrysler Aerospace shares for shares of EADS and the impairment charge recorded for the residual values of leased vehicles), net income and basic earnings per share decreased in the 3rd quarter from [EURO]1.5 billion in 1999 to [EURO]0.3 billion in 2000 and from [EURO]1.51 to [EURO]0.33, respectively. Over the first nine months of the year, adjusted net income and basic earnings per share amounted to [EURO]3.8 billion and [EURO]3.76, after [EURO]4.6 billion and [EURO]4.62 in the same period of last year.

BALANCE SHEET DEVELOPMENT INFLUENCED BY EXCHANGE RATE EFFECTS AND FINANCIAL SERVICES BUSINESS

o Total assets of [EURO]210.5 billion exceeded the figure reported at the end of 1999 by 20%. Exchange rate effects and the growing leasing and sales financing business continued to cause substantial increases in total assets, despite the transfer of securities into the DaimlerChrysler Pension Trust at the beginning of the year and the reduction of operating assets from DaimlerChrysler Aerospace during the 3rd quarter.

o High growth rates for equipment on operating leases, net (+30%), receivables from financial services (+42%) and financial liabilities (+37%) indicate further expansion of the financial services business within the Group.

o Stockholders' equity of [EURO]42.5 billion was significantly higher than the figure at the end of 1999 (+18%). This is primarily due to positive exchange rate effects and the higher net income (including one-time effects) over the nine-month period. The equity ratio increased from 19.3% to 20.2%; the increase was particularly strong in the industrial business (32.0% after 27.8% at the end of last year).

CHANGES IN STATEMENT OF CASH FLOWS PRINCIPALLY EFFECTED BY FINANCIAL SERVICES BUSINESS

o The increase in cash provided by operating activities from [EURO]13.3 billion to [EURO]14.2 billion is due to the change in working capital in the industrial business.

o Cash used for investing activities increased to [EURO]33.0 billion compared to [EURO]21.0 billion in the first nine months of last year. The Group used substantial amounts of cash for net increases in receivables from financial services, equipment on operating leases, acquisitions of businesses and purchases of property, plant and equipment.

o Cash provided by financing activities increased by [EURO]6.1 billion to [EURO]14.1 billion, primarily caused by the net increase in financial liabilities from the growing leasing and sales financing business.

o Cash and cash equivalents with an original maturity of three months or less declined from [EURO]8.8 billion to [EURO]4.6 billion in the first nine months of the year. Although approximately [EURO]2.3 billion went to EADS in connection with the exchange of shares of DaimlerChrysler Aerospace for shares of EADS and approximately [EURO]1.3 billion of securities was transferred into the DaimlerChrysler Pension Trust, total liquidity, which also includes longer-term investments and securities, fell by only [EURO]3.4 billion ([EURO]14.8 billion compared to [EURO]18.2 billion at the end of the previous year).

            --------------------------------------------------------

THIS CONSOLIDATED INTERIM REPORT CONTAINS FORWARD-LOOKING STATEMENTS BASED ON BELIEFS OF DAIMLERCHRYSLER MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "PLAN" AND "PROJECT" ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF DAIMLERCHRYSLER WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS TO BE MATERIALLY DIFFERENT, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN CURRENCY EXCHANGE RATES AND INTEREST RATES, INTRODUCTION OF COMPETING PRODUCTS, INCREASED COMPETITIVE PRESSURE ON THE GENERAL LEVEL OF SALES INCENTIVES, LACK OF ACCEPTANCE OF NEW PRODUCTS OR SERVICES, INABILITY TO MEET EFFICIENCY AND COST REDUCTION OBJECTIVES, AND CHANGES IN BUSINESS STRATEGY. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PROJECTED HERE. DAIMLERCHRYSLER DOES NOT INTEND OR ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME Q3 2000


                                                           CONSOLIDATED             INDUSTRIAL BUSINESS       FINANCIAL SERVICES
                                               -------------------------------------------------------------------------------------
                                                  Q3 2000    Q3 2000    Q3 1999    Q3 2000     Q3 1999      Q3 2000     Q3 1999
(IN MILLIONS)                                           $     [EURO]     [EURO]     [EURO]      [EURO]       [EURO]      [EURO]
                                               -------------------------------------------------------------------------------------
Revenues ...................................     32,839      37,161      36,232      33,164      33,644       3,997       2,588
Cost of sales ..............................    (27,151)    (30,724)    (28,765)    (26,603)    (26,620)     (4,121)     (2,145)
                                                -------------------------------------------------------------------------------
GROSS MARGIN ...............................      5,688       6,437       7,467       6,561       7,024        (124)        443
Selling, administrative and other expenses .     (4,327)     (4,897)     (3,960)     (4,546)     (3,725)       (351)       (235)
Research and development ...................     (1,331)     (1,506)     (1,426)     (1,506)     (1,426)         --          --
Other income ...............................        178         202         207         161         175          41          32
                                                -------------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME ......        208         236       2,288         670       2,048        (434)        240
Financial income, net ......................        (32)        (36)         46         (39)         44           3           2
                                                -------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES ..........        176         200       2,334         631       2,092        (431)        242
Effects of changes in German tax law .......         --          --          --          --          --          --          --
Income taxes ...............................        (48)        (54)       (905)       (249)       (844)        195         (61)
                                                -------------------------------------------------------------------------------
Total income taxes .........................        (48)        (54)       (905)       (249)       (844)        195         (61)
Minority interests .........................        (22)        (25)         (4)        (24)         (4)         (1)         --
                                                -------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
PRINCIPLE ..................................        106         121       1,425         358       1,244        (237)        181
Extraordinary item: Gains on disposals of
businesses, net of taxes ...................      2,644       2,992         535       2,992         535          --          --
Cumulative effect of a change in accounting
principle: transition adjustment resulting
from adoption of EITF 99-20, net of taxes ..        (87)        (99)         --          --          --         (99)         --
                                                ===============================================================================
NET INCOME (LOSS) ..........................      2,663       3,014       1,960       3,350       1,779        (336)        181
                                                ===============================================================================

EARNINGS PER SHARE (IN $ AND [EURO],
RESPECTIVELY)
Basic earnings per share
  Income before extraordinary item and
  cumulative effect of a change in
  accounting principle .....................       0.11        0.12        1.42          --          --          --          --
  Extraordinary item .......................       2.64        2.99        0.53          --          --          --          --
  Cumulative effect of a change in
  accounting principle .....................      (0.09)      (0.10)         --          --          --          --          --
                                                ===============================================================================
Net income .................................       2.66        3.01        1.95          --          --          --          --
                                                ===============================================================================
Diluted earnings per share
  Income before extraordinary item and
  cumulative effect of a change in
  accounting principle .....................       0.11        0.12        1.41          --          --          --          --
  Extraordinary item .......................       2.61        2.95        0.53          --          --          --          --
  Cumulative effect of a change in
  accounting principle .....................      (0.09)      (0.10)         --          --          --          --          --
                                                ===============================================================================
Net income .................................       2.63        2.97        1.94          --          --          --          --
                                                ===============================================================================

CONSOLIDATED STATEMENTS OF INCOME Q1-3 2000


                                                          CONSOLIDATED              INDUSTRIAL BUSINESS        FINANCIAL SERVICES
                                               ------------------------------------------------------------------------------------
                                                   Q1-3       Q1-3       Q1-3        Q1-3        Q1-3          Q1-3        Q1-3
                                                   2000       2000       1999        2000        1999          2000        1999
(IN MILLIONS)                                         $      [EURO]     [EURO]      [EURO]      [EURO]        [EURO]      [EURO]
                                               ------------------------------------------------------------------------------------
Revenues ...................................    107,689     121,862     108,548     110,898     101,401      10,964       7,147
Cost of sales ..............................    (86,695)    (98,105)    (85,035)    (87,882)    (79,137)    (10,223)     (5,898)
                                               --------------------------------------------------------------------------------
GROSS MARGIN ...............................     20,994      23,757      23,513      23,016      22,264         741       1,249
Selling, administrative and other expenses .    (12,892)    (14,589)    (12,891)    (13,653)    (12,179)       (936)       (712)
Research and development ...................     (3,999)     (4,525)     (4,177)     (4,525)     (4,177)         --          --
Other income ...............................        758         858         684         772         582          86         102
                                               --------------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME ......      4,861       5,501       7,129       5,610       6,490        (109)        639
Financial income, net ......................        265         300         135         293         130           7           5
                                               --------------------------------------------------------------------------------
INCOME (LOSS)  BEFORE INCOME TAXES .........      5,126       5,801       7,264       5,903       6,620        (102)        644
Effects of changes in German tax law .......         --          --        (597)         --        (634)         --          37
Income taxes ...............................     (1,958)     (2,216)     (2,697)     (2,327)     (2,515)        111        (182)
                                               --------------------------------------------------------------------------------
Total income taxes .........................     (1,958)     (2,216)     (3,294)     (2,327)     (3,149)        111        (145)
Minority interests .........................        (20)        (23)        (19)        (22)        (17)         (1)         (2)
                                               --------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND
CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING
PRINCIPLES .................................      3,148       3,562       3,951       3,554       3,454           8         497
Extraordinary item: Gains on disposals of
businesses, net of taxes ...................      2,644       2,992         659       2,992         659          --          --
Cumulative effects of changes in accounting
principles: transition adjustments
resulting from adoption of SFAS 133 and
EITF 99-20, net of taxes ...................        (77)        (87)         --          10          --         (97)         --
                                               ================================================================================
NET INCOME (LOSS) ..........................      5,715       6,467       4,610       6,556       4,113         (89)        497
                                               ================================================================================

EARNINGS PER SHARE (IN $ AND [EURO],
RESPECTIVELY)
Basic earnings per share
  Income before extraordinary item and
  cumulative effects of changes in
  accounting principles ....................       3.14        3.55        3.94          --          --          --          --
  Extraordinary item .......................       2.64        2.99        0.66          --          --          --          --
  Cumulative effects of changes in
  accounting principles ....................      (0.08)      (0.09)         --          --          --          --          --
                                               ================================================================================
Net income .................................       5.70        6.45        4.60          --          --          --          --
                                               ================================================================================
Diluted earnings per share
  Income before extraordinary item and
  cumulative effects of changes in
  accounting principles ....................       3.12        3.53        3.91          --          --          --          --
  Extraordinary item .......................       2.61        2.95        0.65          --          --          --          --
  Cumulative effects of changes in
  accounting principles ....................      (0.08)      (0.09)         --          --          --          --          --
                                               ================================================================================
Net income .................................       5.65        6.39        4.56          --          --          --          --
                                               ================================================================================

CONSOLIDATED BALANCE SHEETS


                                                      CONSOLIDATED           INDUSTRIAL BUSINESS      FINANCIAL SERVICES
                                          ---------------------------------------------------------------------------------
                                           Sep. 30,   Sep. 30,    Dec. 31,    Sep. 30,    Dec. 31,    Sep. 30,    Dec. 31,
                                               2000       2000       1999        2000        1999        2000        1999
(IN MILLIONS)                                     $      [EURO]     [EURO]      [EURO]      [EURO]      [EURO]      [EURO]
                                          ---------------------------------------------------------------------------------
ASSETS
Intangible assets ....................       3,104       3,513       2,823       3,300       2,632         213         191
Property, plant and equipment, net ...      36,613      41,432      36,434      41,334      36,338          98          96
Investments and long-term financial
assets ...............................       7,530       8,521       3,942       7,413       3,079       1,108         863
Equipment on operating leases, net ...      31,410      35,543      27,249       5,324       3,433      30,219      23,816
                                          ---------------------------------------------------------------------------------
FIXED ASSETS .........................      78,657      89,009      70,448      57,371      45,482      31,638      24,966
                                          ---------------------------------------------------------------------------------
Inventories ..........................      15,357      17,378      14,985      16,543      14,036         835         949
Trade receivables ....................       7,863       8,898       8,840       8,391       8,522         507         318
Receivables from financial services ..      48,526      54,912      38,735          43          38      54,869      38,697
Other receivables ....................      12,753      14,432      12,571       6,515       5,408       7,917       7,163
Securities ...........................       8,990      10,173       8,969       8,736       8,250       1,437         719
Cash and cash equivalents ............       4,059       4,593       9,099       3,667       8,197         926         902
                                          ---------------------------------------------------------------------------------
NON-FIXED ASSETS .....................      97,548     110,386      93,199      43,895      44,451      66,491      48,748
                                          ---------------------------------------------------------------------------------
DEFERRED TAXES .......................       2,700       3,055       3,806       2,941       3,710         114          96
                                          ---------------------------------------------------------------------------------
PREPAID EXPENSES .....................       7,075       8,006       7,214       7,872       7,076         134         138
                                          =================================================================================
TOTAL ASSETS .........................     185,980     210,456     174,667     112,079     100,719      98,377      73,948
                                          =================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Capital stock ........................       2,306       2,609       2,565
Additional paid-in capital ...........       6,438       7,285       7,329
Retained earnings ....................      24,773      28,034      23,925
Accumulated other comprehensive income       4,070       4,606       2,241
Treasury stock .......................          --          --          --
                                          ---------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY .................      37,587      42,534      36,060      35,864      30,318       6,670       5,742
                                          ---------------------------------------------------------------------------------
MINORITY INTERESTS ...................         471         533         650         518         637          15          13
                                          ---------------------------------------------------------------------------------
ACCRUED LIABILITIES ..................      32,092      36,315      37,695      35,552      37,155         763         540
                                          ---------------------------------------------------------------------------------
Financial liabilities ................      78,139      88,422      64,488       6,428       4,400      81,994      60,088
Trade liabilities ....................      15,657      17,718      15,786      17,412      15,484         306         302
Other liabilities ....................      11,625      13,155      10,286      10,056       7,655       3,099       2,631
                                          ---------------------------------------------------------------------------------
LIABILITIES ..........................     105,421     119,295      90,560      33,896      27,539      85,399      63,021
                                          ---------------------------------------------------------------------------------
DEFERRED TAXES .......................       5,261       5,953       5,192         747       1,227       5,206       3,965
                                          ---------------------------------------------------------------------------------
DEFERRED INCOME ......................       5,148       5,826       4,510       5,502       3,843         324         667
                                          ---------------------------------------------------------------------------------
TOTAL LIABILITIES ....................     148,393     167,922     138,607      76,215      70,401      91,707      68,206
                                          ================================================================================
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY ...............................     185,980     210,456     174,667     112,079     100,719      98,377      73,948
                                          ================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                           CONSOLIDATED          INDUSTRIAL BUSINESS   FINANCIAL SERVICES
                                                 -------------------------------------------------------------------------
                                                    Q1-3       Q1-3       Q1-3       Q1-3      Q1-3       Q1-3       Q1-3
                                                    2000       2000       1999       2000      1999       2000       1999
(IN MILLIONS)                                          $      [EURO]     [EURO]     [EURO]    [EURO]     [EURO]     [EURO]
                                                 -------------------------------------------------------------------------
Net income (loss) ............................     5,715      6,467      4,610      6,556      4,113        (89)       497
Income applicable to minority interests ......        20         23         19         22         17          1          2
Adjustments to reconcile net income to net
cash provided by operating activities:
  Gains on disposals of businesses ...........    (2,633)    (2,980)    (1,170)    (2,980)    (1,170)        --         --
  Depreciation and amortization of equipment
  on operating leases ........................     4,151      4,697      2,382        328        216      4,369      2,166
  Depreciation and amortization of fixed
  assets .....................................     4,666      5,280      4,194      5,229      4,149         51         45
  Change in deferred taxes ...................     1,426      1,613      2,407        954      1,945        659        462
  Change in financial instruments ............      (482)      (545)       169       (541)       170         (4)        (1)
  (Gains) losses on disposals of fixed
  assets/securities ..........................      (353)      (400)      (210)      (399)      (257)        (1)        47
  Change in trading securities ...............        44         50        402         50        427         --        (25)
  Change in accrued liabilities ..............      (391)      (443)     2,526       (399)     2,466        (44)        60
  Changes in other operating assets and
  liabilities:
    - inventories, net .......................    (1,638)    (1,854)    (2,479)    (1,751)    (2,424)      (103)       (55)
    - trade receivables ......................      (779)      (881)    (1,164)      (897)    (2,056)        16        892
    - trade liabilities ......................     1,167      1,321        805      1,331        774        (10)        31
    - other assets and liabilities ...........     1,613      1,827        808      1,779        450         48        358
                                                 -------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES ........    12,526     14,175     13,299      9,282      8,820      4,893      4,479
                                                 -------------------------------------------------------------------------

Purchases of fixed assets:
   - Increase in equipment on operating leases   (13,125)   (14,852)   (13,963)    (3,790)    (2,957)   (11,062)   (11,006)
   - Purchases of property, plant and
     equipment ...............................    (6,744)    (7,632)    (6,005)    (7,604)    (5,960)       (28)       (45)
   - Purchases of other fixed assets .........      (303)      (343)      (396)      (310)      (326)       (33)       (70)
Proceeds from disposals of equipment on
operating leases .............................     5,789      6,551      4,779      3,219      2,800      3,332      1,979
Proceeds from disposals of fixed assets ......       284        321        335        300        304         21         31
Payments for acquisitions of businesses ......    (1,604)    (1,815)      (876)    (1,716)      (761)       (99)      (115)
Proceeds from disposals of businesses ........        87         98      1,294         85      1,294         13         --
Change in cash from exchange of business .....    (2,018)    (2,283)        --     (2,283)        --         --         --
(Increase) decrease in receivables from
financial services, net ......................   (10,557)   (11,946)    (4,715)      (204)        70    (11,742)    (4,785)
Acquisitions of securities (other than
trading), net ................................    (1,674)    (1,894)      (913)    (1,304)      (851)      (590)       (62)
Change in other cash .........................       706        798       (503)       557       (524)       241         21
                                                 -------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES ...........   (29,159)   (32,997)   (20,963)   (13,050)    (6,911)   (19,947)   (14,052)
                                                 -------------------------------------------------------------------------

Change in financial liabilities (including
amounts for commercial paper borrowings of
[EURO]2,394 ($2,116) and [EURO]3,319 in
2000 and 1999, respectively) .................    14,506     16,415     10,305      1,588        809     14,827      9,496
Dividends paid (including profit transferred
from subsidiaries) ...........................    (2,096)    (2,372)    (2,378)    (2,371)    (2,378)        (1)        --
Proceeds from issuance of capital stock
(including minority interests) ...............        76         86         75        (96)        32        182         43
Purchase of treasury stock ...................       (67)       (76)       (29)       (76)       (29)        --         --
                                                 -------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING
ACTIVITIES ...................................    12,419     14,053      7,973       (955)    (1,566)    15,008      9,539
                                                 -------------------------------------------------------------------------

Effect of foreign exchange rate changes on
cash and cash equivalents (maturing within 3
months) ......................................       524        593        425        523        402         70         23
                                                 -------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS (MATURING WITHIN 3 MONTHS) .......    (3,690)    (4,176)       734     (4,200)       745         24        (11)
                                                 -------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3
MONTHS)
  AT BEGINNING OF PERIOD .....................     7,742      8,761      6,281      7,859      5,660        902        621
                                                 =========================================================================
  AT END OF PERIOD ...........................     4,052      4,585      7,015      3,659      6,405        926        610
                                                 =========================================================================

ANNUAL RESULTS PRESS CONFERENCE/
ANALYSTS' AND INVESTORS' CONFERENCE
February 26, 2001

ANNUAL MEETING
April 11, 2001
International Congress Centrum in Berlin, Germany

INTERIM REPORT Q1/2001
End of April 2001

INTERIM REPORT Q2/2001
End of July 2001

INTERIM REPORT Q3/2001
End of October 2001




INVESTOR RELATIONS

Stuttgart:
Phone    (+49) 711 17 92286, 17 92261 or 17 95277
Fax      (+49) 711 17 94075 or 17 94109

Auburn Hills:
Phone    (+1) 248 512 2950
Fax      (+1) 248 512 2912




Additional information on DaimlerChrysler is available on the Internet at:
WWW.DAIMLERCHRYSLER.COM




This report has been printed on
environment friendly paper.

CONCEPT AND CONTENT:
DaimlerChrysler AG,
Investor Relations

                                 DaimlerChrysler
                               Stuttgart, Germany
                                Auburn Hills, USA

                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          DaimlerChrysler AG





                          By:  /s/ ppa. Hans-Georg Bruns
                               ------------------------------
                               Name:  Dr. Hans-Georg Bruns
                               Title: Vice President
                                      Chief Accounting Officer




                          By:  /s/ i.V. Robert Koethner
                               ------------------------------
                               Name:  Robert Koethner
                               Title: Director




Date:  October 26, 2000